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                                                               EXHIBIT (a)(1)(A)

                                  ZONAGEN, INC.
                        2408 Timberloch Place, Suite B-10
                           The Woodlands, Texas 77380
                              Phone: (281) 719-3400

         OFFER TO PURCHASE FOR CASH UP TO 9,836,065 SHARES OF OUR COMMON
              STOCK AT A PURCHASE PRICE NOT GREATER THAN $2.10 NOR
                            LESS THAN $1.83 PER SHARE

         THE OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON DECEMBER 19, 2003 (THE "EXPIRATION DATE"), UNLESS THE OFFER IS EXTENDED. We MAY EXTEND THE OFFER PERIOD AT ANY TIME.

                                  INTRODUCTION

         Zonagen, Inc., a Delaware corporation (the "Company," "Zonagen," or "we," us," or "our"), hereby offers to purchase up to 9,836,065 shares (or up to approximately 86%) of its common stock, par value $0.001 per share (the "Shares"), at a purchase price not greater than $2.10 nor less than $1.83 per Share (the "Purchase Price Range"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). We will select the lowest purchase price out of all of the prices at which Shares are tendered in the Offer within the Purchase Price Range (the "Purchase Price") that will allow us to buy the lesser of (1) all of the Shares properly tendered and not properly withdrawn or (2) a number of Shares tendered at or below our selected price with an aggregate purchase price of $18 million. All Shares acquired in the offer will be acquired at the same Purchase Price. If more shares are properly tendered and not properly withdrawn at or below the Purchase Price than we can purchase for an aggregate Purchase Price of $18 million, we will first purchase all of the shares held by holders holding less than 100 shares and will then purchase the remaining shares on a pro rata basis.

         The Offer is conditioned upon at least 30% of the shares of our outstanding common stock being tendered. The Offer is also subject to certain other conditions as set forth in this Offer to Purchase. See "Section 10. Conditions of the Offer." Only Shares properly tendered at or below the Purchase Price selected by us out of the prices tendered by the stockholders in the Offer and not properly withdrawn will be purchased, upon the terms and subject to the conditions of the Offer. However, because of the priority to odd lot holders, proration and conditional tender provisions described in this Offer, all of the Shares tendered at or below the Purchase Price may not be purchased. Shares not purchased in the Offer will be returned promptly following the Expiration Date.

         We reserve the right, in our sole discretion, to purchase more than a number of Shares with an aggregate Purchase Price of $18 million. See "Section
1. General Information About the Company, the Shares, and the Tender Offer."



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         Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant to the Offer. We will pay all fees and expenses of Computershare Trust Company, Inc., which is acting as Depository (the "Depository"), incurred in connection with the Offer.

         The Shares are listed and traded on The Nasdaq National Market ("Nasdaq") under the ticker symbol "ZONA". On October 16, 2003, the last day the Shares traded on Nasdaq before the announcement of the Offer, the closing price of the Shares on Nasdaq was $1.68 per Share.

         Stockholders are urged to obtain current market quotations for the Shares.

         Our Board of Directors has approved this Offer. However, neither the Company nor our Board of Directors makes any recommendation to you as to whether you should tender or not tender your Shares. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. Please be advised that if you elect to not tender your Shares, we will use up to $18 million of our currently available net cash of $22.5 million to purchase the tendered Shares, which will result in our retaining approximately $4 million. While we believe that $4 million is sufficient to fund our initial phase of development for our main product, Progenta(TM), there can be no assurance that it will be enough to fund this initial phase. In addition, we will need additional funds to develop our technologies beyond our initial twelve to eighteen months of operations after completion of the Offer. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Executive Summary" for a more complete description of Progenta.

         ALL OF OUR DIRECTORS EXCEPT JOSEPH PODOLSKI, WHO ALSO SERVES AS OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, HAVE ADVISED US THAT THEY INTEND TO TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER AND HAVE INDICATED THAT THEY WILL NOT STAND FOR REELECTION AT OUR ANNUAL MEETING OF STOCKHOLDERS SCHEDULED FOR DECEMBER 29, 2003. PLEASE SEE "SECTION 4. POSITION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER" FOR A MORE COMPLETE DESCRIPTION. WE ALSO REFER YOU TO THE PROXY STATEMENT FOR OUR 2003 ANNUAL MEETING OF STOCKHOLDERS THAT IS BEING MAILED AT APPROXIMATELY THE SAME TIME AS THIS OFFER TO PURCHASE.

         This document contains important information about the Offer. We urge you to read it in its entirety.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Offer is November 19, 2003.



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                                     SUMMARY

         We are offering to purchase up to 9,836,065 Shares (or up to approximately 86%) at a purchase price of not greater than $2.10 nor less than $1.83 ("Purchase Price Range") per Share, net to the seller in cash, without interest on that amount. Through a question and answer format, this summary will explain to you, the holders of the Shares, the important terms of the proposed transaction. This explanation will assist you in deciding whether to tender your Shares to us. This summary serves only as an introduction, and we urge you to read carefully the remainder of this Offer and the accompanying Letter of Transmittal in order to educate yourself on the details of the proposed Offer. Unless otherwise noted, cross-referenced text in this summary refers to sections within this Offer where additional information can be found.

Q1:      WHO IS OFFERING TO BUY MY SHARES?

         A: Zonagen, Inc. is offering to buy back up to 9,836,065 Shares in a self-tender offer. See "Introduction" and "Section 1. General Information about the Company, the Shares, and the Tender Offer" for more information.

Q2:      WHAT SECURITIES AND AMOUNTS OF SECURITIES ARE SOUGHT IN THE OFFER?

         A: We are making the Offer to purchase up to 9,836,065 Shares through a procedure commonly called a "modified Dutch Auction." This procedure allows you to select the price within a price range specified by us at which you are willing to sell your Shares. The price range for this Offer is $1.83 to $2.10 per Share. We will select the lowest purchase price out of all of the prices at which Shares are tendered in the Offer within the Purchase Price Range (the "Purchase Price") that will allow us to buy the lesser of (1) all of the Shares properly tendered and not properly withdrawn or (2) a number of Shares tendered at or below our selected price with an aggregate purchase price of $18 million. All Shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any Shares above the Purchase Price we select. IF YOU WISH TO MAXIMIZE THE CHANCE THAT YOUR SHARES WILL BE PURCHASED, YOU SHOULD CHECK THE BOX IN THE SECTION ON THE LETTER OF TRANSMITTAL INDICATING THAT YOU WILL ACCEPT THE PURCHASE PRICE WE SELECT. YOU SHOULD UNDERSTAND THAT THIS ELECTION COULD RESULT IN YOUR SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $1.83 PER SHARE. If your Shares are purchased in the Offer, you will be paid the Purchase Price, in cash, without interest, promptly after the expiration of the Offer period. Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment. We will not pay more than an aggregate purchase price of $18 million although we reserve the right, in our sole discretion, to do so (see next paragraph). See "Introduction," "Section 1. General Information about the Company, the Shares, and the Tender Offer," "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Zonagen's Plans After the Offer," and "Section 4. Position of the Board of Directors; Fairness of the Offer--Interests of Certain Persons in the Offer."

         We also expressly reserve the right to purchase additional Shares in an amount equal to up to 2% of our outstanding common stock to avoid the requirement of proration, in accordance with the provisions of applicable SEC rules. We will determine whether to exercise this right in


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our sole discretion, subject to applicable legal requirements. See "Section 1.
General Information About the Company, the Shares, and the Tender Offer."

Q3:      WHAT PRICE WILL BE SELECTED AS THE PURCHASE PRICE AND HOW WILL IT BE
SELECTED?

         A: In order to set the Purchase Price, we will look at all of the Shares tendered and at what prices they are tendered. We would begin with the minimum Purchase Price in the Purchase Price Range, or $1.83, and continue up the Purchase Price Range until we get to a Purchase Price that permits us to purchase Shares with an aggregate Purchase Price of $18 million based on the number of Shares tendered at or below each particular price. Please see the detailed example we have set forth in "Section 1. General Information About the Company, the Shares, and the Tender Offer--Example of the Mechanics of the Offer" for a more detailed hypothetical situation and how we would determine the price. Since we have no idea either how many Shares will be tendered or at what prices they will be tendered, we have no ability to determine with any accuracy what price will be the Purchase Price selected by us. A stockholder must be aware that selecting the choice in the Letter of Transmittal indicating that you are tendering your Shares at whatever price we select may result in us purchasing your Shares at the Purchase Price of $1.83 per share. If you select a specific price in the Letter of Transmittal, you must also be aware that your Shares may be purchased by us at that price or any price above that price, but you must also be aware that, if you select a price above $1.83, there is a possibility that we will not purchase your Shares. The higher the price that you select, the greater the chance that we will not purchase your Shares. There is also the possibility that we could elect to purchase some but not all of your Shares. See "Summary--Q4" below.

Q4:      WHAT HAPPENS IF STOCKHOLDERS TENDER MORE THAN 9,836,065 SHARES OR
OTHERWISE TENDER MORE SHARES AT OR BELOW THE PURCHASE PRICE THAN THE COMPANY CAN PURCHASE FOR AN AGGREGATE PURCHASE PRICE OF $18 MILLION?

         A: If more than 9,836,065 Shares are tendered or more shares are otherwise tendered at or below the Purchase Price than we can purchase for an aggregate Purchase Price of $18 million and we do not elect to increase the amount used to repurchase the Shares tendered above $18 million as described in Q2 above, then the Shares tendered will be subject to proration, or a proportionate reduction among all tendering stockholders in the number of tendered Shares that we will purchase in the Offer; provided, that, we will purchase all shares held by holders holding less than 100 shares prior to purchasing any other shares. In the event proration of the tendered Shares occurs, we will determine the proration percentage as soon as practicable after the Expiration Date. See "Introduction" and "Section 1. General Information about the Company, the Shares, and the Tender Offer--Proration."

Q5:      WHAT IS THE PURPOSE OF THE OFFER?

         A: The purpose of the Offer is to provide stockholders with liquidity for their Shares within a Purchase Price Range that our Board of Directors believes is fair based upon its determination of a fair and reasonable value per Share. This permits our stockholders to make a decision as to whether they would like to sell their shares back to us or to remain invested in us


                                      -ii-
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to participate in any potential future upside but risk receiving nothing for their investment if our projects do not succeed. See "Introduction" and "Section
2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Background and Purpose of the Offer."

Q6:      DOES THE COMPANY HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES?

         A: Yes. We plan to obtain all funds necessary for the Offer from our cash and cash equivalents. The Offer is not contingent upon any financing arrangements. We anticipate that we will have approximately $4 million in net cash, or more if Shares are tendered with an aggregate Purchase Price less than $18 million, which management believes will allow it operate for twelve to eighteen months following completion of the Offer. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Zonagen's Plans After the Offer" and "Section 12. Source and Amount of Funds."

Q7:      IS THE COMPANY'S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER
TO TENDER IN THE OFFER?

         A: Yes. Our financial condition may be relevant to your decision regarding whether or not to tender your Shares in the Offer because the decision to not tender your Shares would continue your ownership in the Company. We may be retaining less than twenty percent (20%) of our cash and cash equivalents following the Offer if we purchase all $18 million worth of Shares. Tendering your Shares in the Offer would end your ownership interest in us, which includes any possible benefit from increases in the value of the Shares or risk that the value will decrease. Please refer to "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Zonagen's Plans After the Offer."

Q8:      HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?

         A: You may tender your Shares until the Offer expires. The Offer expires at 12:00 Midnight, Eastern Standard Time, on December 19, 2003 (the "Expiration Date"). We will purchase all properly tendered and not properly withdrawn Shares (subject to possible proration) promptly following the Expiration Date if the conditions to the Offer are then met. We may extend the Offer or waive unfulfilled conditions in its sole discretion. See "Section 1. General Information about the Company, the Shares, and the Tender Offer," "Section 6. Procedure for Tendering Shares--Proper Tender of Shares," "Section
8. Purchase of Shares and Payment of the Purchase Price," and "Section 11. Extension of the Offer; Termination; Amendment."

Q9:      HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

         A: If the Offer is extended past December 19, 2003, we will make a public announcement of the new Expiration Date. We will announce any extension no later than 9:00 A.M., Eastern Standard Time, on the next business day after the last previously scheduled or announced Expiration Date. See "Section 1. General Information about the Company, the Shares, and the Tender Offer," "Section 6. Procedure for Tendering Shares," and "Section 11. Extension of the Offer; Termination; Amendment."



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Q10:     WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

         A: We are not obligated to purchase any Shares that are validly and properly tendered unless certain conditions are met. Most significantly, we can amend, postpone, or terminate the Offer, in our sole discretion, if, among other things:

         o the members of our Board of Directors conclude that the exercise of their fiduciary duties requires us to terminate the Offer;

         o we believe there are events that, in our sole judgment, may have a material adverse effect on us;

         o a tender offer for any or all of the Shares or a merger, business combination, or other similar transaction with or involving us has been proposed or announced;

         o any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange;

         o any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our judgment, have a material adverse effect on our business, operations, or prospects or the trading in the Shares;

         o a lawsuit or similar action is threatened or instituted against us challenging the Offer or, in our sole judgment, resulting or having the potential to result in a material adverse effect on us or the Offer;

         o we believe that acceptance for payment of the tendered Shares would be illegal; or

         o        we no longer have sufficient funding for the Offer.

         We reserve the right to waive any of the above conditions. See "Section
10. Conditions of the Offer."

Q11:     CAN THE COMPANY AMEND THE TERMS OF THE TENDER OFFER?

         A: Yes. We reserve the right, in our sole discretion, to amend the Offer in any respect. See "Section 1. General Information about the Company, the Shares, and the Tender Offer," "Section 6. Procedure for Tendering Shares," "Section 8. Purchase of Shares and Payment of the Purchase Price" and "Section
11. Extension of the Offer; Termination; Amendment."

Q12:     HOW DO I FIND OUT IF THE COMPANY HAS AMENDED ANY TERMS OF THE TENDER
OFFER?

         A: We will announce any amendment to the Offer by making a public announcement of the amendment. In the event of a termination or postponement of the Offer, we will also give written or oral notice to Computershare Trust Company, Inc., the Depository, in connection with


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the Offer. See "Section 1. General Information about the Company, the Shares, and the Tender Offer" and "Section 11. Extension of the Offer; Termination; Amendment."

Q13:     HOW DO I TENDER MY SHARES?

         A: If you hold your Shares "of record," you can tender your Shares by completing and sending the enclosed Letter of Transmittal along with any other documents required by the Letter of Transmittal and your stock certificates to Computershare Trust Company, Inc. at the address listed on the enclosed Letter of Transmittal. If your broker holds your Shares in "street name" for you, you must contact your broker and direct your broker to tender your Shares. See "Section 6. Procedures for Tendering Shares."


                              --------------------

                  TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST
                   VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

                              --------------------


Q14:     HOW AND WHEN WILL I BE PAID?

         A: If your Shares are purchased in the Offer, you will be paid an amount equal to the Purchase Price times the number of your Shares we are purchasing, in cash, without interest, as soon as practicable following the Offer and the acceptance of the Shares for payment. There may be tax consequences to receiving this payment. See "Section 1. General Information about the Company, the Shares, and the Tender Offer," "Section 3. United States Federal Income Tax Consequences," and "Section 8. Purchase of Shares and Payment of the Purchase Price."

Q15:     UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

         A: You can withdraw tendered Shares at any time prior to the Expiration Date of December 19, 2003. If the Expiration Date is extended, you can withdraw tendered Shares at any time prior to the new Expiration Date. See "Section 7. Withdrawal Rights."

Q16:     HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

         A: You can withdraw Shares that you have already tendered by sending a timely notice of withdrawal to Computershare Trust Company, Inc., the Depository, at the address listed on the enclosed Letter of Transmittal. See "Section 7. Withdrawal Rights."

Q17:     WHAT DOES THE BOARD OF DIRECTORS THINK OF THE OFFER?

         A: Our Board of Directors has approved the Offer and believes that the Offer is fair to our stockholders based upon the Board's determination of a fair and reasonable value per Share. In approving the Offer, the Board's purpose was to afford stockholders an opportunity to receive cash for the Shares they choose to tender at a price per Share no less than the anticipated cash liquidation value of the Shares and in excess of market trading volumes and prices while, at


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the same time, enabling stockholders who wish to maintain their investment in
Shares, and to assume the benefits and risks of future operations, to do so.

         Despite such approval of the Offer, neither the Board of Directors nor the Company makes any recommendation as to whether you should tender or refrain from tendering your Shares, or authorizes any other person to make any recommendation regarding whether you should tender or refrain from tendering your Shares. You should discuss whether to tender your Shares with your broker or other financial or tax advisor. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Background and Purpose of the Offer" and "Section 4. Position of the Board of Directors; Fairness of the Offer."

                              --------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

                              --------------------

Q18:     DID THE BOARD OF DIRECTORS RECEIVE ANY WRITTEN OPINIONS OR REPORTS FROM
INDEPENDENT FINANCIAL ADVISORS REGARDING THE FAIRNESS OF THE OFFER?

         A: No. The Board of Directors did not receive any written opinions or reports from outside financial advisors regarding the fairness of the Offer. See "Section 5. Reports, Opinions, and Appraisals."

Q19:     DO ANY DIRECTORS OR EXECUTIVE OFFICERS OF THE COMPANY INTEND TO
PARTICIPATE IN THE OFFER?

         A: Yes. All of our directors, except Joseph Podolski, our President and Chief Executive Officer, have advised us that they currently intend to tender their Shares in response to the Offer and that they will not stand for reelection at the forthcoming annual meeting. Both Mr. Podolski and Louis Ploth, our Chief Financial Officer, have indicated their intent to retain all of their ownership interests in the Company and to remain with us in their current capacities. See "Section 4. Position of the Board of Directors; Fairness of the Offer--Interests of Certain Persons in the Offer." Assuming that we purchase the maximum amount of Shares, Mr. Podolski could beneficially own 18.0% of our outstanding shares and Mr. Ploth could beneficially own 7.5%, which percentages include 248,000 shares issuable upon exercise of Mr. Podolski's exercisable options and 100,700 shares issuable upon exercise of Mr. Ploth's exercisable options.



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Q20:     WHAT IS HAPPENING TO STOCK OPTIONS FOR SHARES OF THE COMPANY?

         A: The holder of any options to purchase Shares that are exercisable prior to the Expiration Date may exercise his or her options, and then tender the Shares pursuant to the Offer. There are no plans to accelerate the vesting of outstanding stock options. As a convenience to us and the option holders, we have offered to purchase and terminate all currently exercisable options to purchase Shares that are held by non-officer directors at a price equal to the difference between the exercise price of each option and the Purchase Price. This has the same effect on us, our stockholders, and our option holders as the option holders exercising and then immediately tendering such Shares, but avoids the administrative burden and expense to us and such option holders of exercising. If the tendered Shares are subject to proration, then the number of options we will purchase from non-officer directors will be subject to equivalent proration. There are currently 65,352 shares issuable upon exercise of options with an exercise price below the minimum price being offered in this Offer, or in-the-money options. See "Section 1. General Information about the Company, the Shares, and the Tender Offer--Proration" and "Section 4. Position of the Board of Directors; Fairness of the Offer--Interests of Certain Persons in the Offer."

Q21:     WILL THE COMPANY CONTINUE AS A PUBLICLY TRADED COMPANY?

         A: Following completion of the Offer, we have no intention to delist the Shares from Nasdaq nor to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and cause the Company to become a private company. We do believe, however, that we will be required to move to the Nasdaq SmallCap Market some time after the completion of the Offer. We cannot assure that we will have sufficient "public float" after the Offer or will be able to maintain the requisite minimum bid price per share to remain listed on either Nasdaq market, in which case, the Shares might be traded over the counter on "pink sheets." In the event our common stock could not remain listed on either Nasdaq market, the Board of Directors may decide to terminate our registration as a public company and engage in a reverse split to further reduce the number of stockholders or to liquidate and dissolve and distribute the value of the remaining assets to stockholders. Currently, we have no plans or intention to be delisted from Nasdaq (other than our anticipated move to the SmallCap Market), to be traded in pink sheets, to deregister the Shares, or to eliminate stockholders who do not tender all of their Shares in the Offer. Notwithstanding the foregoing, this Offer is considered a "Going Private" transaction because there is a reasonable likelihood that there will be fewer than 300 stockholders of record after the transaction is completed (we currently have approximately 225 stockholders of record). The label "Going Private" does not have any direct impact on the manner and method in which the Shares are traded; rather, it is a term of art used in the Exchange Act, the consequence being enhanced disclosure during the transaction. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Going Private."

Q22:     IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

         A: As explained in the answer to "Summary--Q21" above, our purchase of Shares in the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. There is a strong probability that our outstanding shares


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following the completion of the Offer will have substantially less liquidity than our shares currently have because of the reduced number of shares outstanding and the likelihood of our common stock listing being moved to the Nasdaq SmallCap Market. Although we cannot be certain, we anticipate that there will be a sufficient number of Shares outstanding following completion of the Offer to ensure a continued, but reduced, trading market for the Shares. Based upon published guidelines of Nasdaq, we do not believe that our purchase of Shares under the Offer will cause the remaining outstanding Shares to be completely delisted from Nasdaq. If, however, after the Offer our stockholders' equity or minimum bid price per share become insufficient to warrant continued listing on either Nasdaq market, then Nasdaq could begin the process of delisting the Shares from Nasdaq. Also, if after completion of the Offer, the number of holders of the Shares has been reduced to a number that would allow us to terminate the registration of the Shares, then we may seek to deregister the Shares such that we would no longer be required to file periodic reports, such as quarterly and annual reports, with the Securities and Exchange Commission (the "SEC"). WE BELIEVE THAT MARKET PRICES FOR SHARES OF OUR COMMON STOCK OUTSTANDING AFTER THE OFFER WILL BE LESS THAN THE PURCHASE PRICE AND WILL MOST LIKELY BE LESS THAN CURRENT MARKET PRICES. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Going Private."

Q23:     WHAT ARE THE COMPANY'S PLANS AFTER THE OFFER?

         A: We intend to utilize the remaining cash following completion of the Offer to focus on innovative drugs for the treatment of hormonal and reproductive system disorders. Our initial efforts following the Offer will be based on our anti-hormone small molecule programs. Our initial strategy is to concentrate our resources on the clinical development of our technologies that are most differentiated from existing products. As early as practical, challenge studies will be conducted to gauge product potential against current market leaders. We will continue to operate in a near virtual manner with a minimum number of employees until significant clinical progress is realized. Initially, for both logistical and cost reasons, we will focus our efforts on Progenta(TM) for the treatment of uterine fibroids. We believe that we will need substantial additional capital to bring our first product to market, if we are able to bring it to market at all. Given the amount necessary to bring a product to market, our strategic direction and the ability to execute that strategy are highly dependent upon numerous factors, including other things, the results of our early stage clinical trials with respect to our products and our ability to raise additional capital. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Zonagen's Plans After the Offer."

Q24:     WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

         A: On October 16, 2003, the last trading day before the announcement of the Offer, the closing market price of the Shares on Nasdaq was $1.68 per share. We suggest that you obtain a recent quotation for your Shares when deciding whether to tender your Shares. See "Section 13. Price Range of Shares; Dividends."

Q25:     IF I OBJECT TO THE PRICE BEING OFFERED, WILL I HAVE DISSENTERS' RIGHTS?

         A: Dissenters' rights are not available in connection with the Offer. See "Section 4. Position of the Board of Directors; Fairness of the Offer--No Appraisal or Dissenters' Rights."

Q26:     WILL I HAVE TO PAY BROKERAGE COMMISSIONS OR STOCK TRANSFER TAX IF I
TENDER MY SHARES TO ZONAGEN?

         A: If you are a registered stockholder and tender your Shares directly to the Depository, you will not need to pay any brokerage commissions. If you hold Shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your Shares. See "Section 6. Procedure for Tendering Shares--Brokerage Commissions." If you instruct the Depository in the Letter of Transmittal to make the payment for the Shares to the registered holder, you will not incur any stock transfer tax. See "Section
8. Purchase of Shares and Payment of the Purchase Price--Stock Transfer Tax."

Q27:     WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER
MY SHARES TO ZONAGEN?

         A: Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the Shares you tender. The cash you receive will be treated either as:

         o a distribution of property in redemption of your tendered Shares, which would be taxable as payment in exchange for your tendered Shares, resulting in gain or loss. The gain or loss might be eligible for capital treatment; or

         o a distribution of property with respect to your Shares, potentially resulting in one or more of the following tax consequences: a dividend, a tax-free return of capital, or taxable gain from the sale of property.

         See "Section 3. United States Federal Income Tax Consequences."

         WE ENCOURAGE YOU TO CONSULT YOUR INDIVIDUAL TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE OFFER TO YOU.

Q28:     WHOM CAN I CONTACT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

         A: If you have questions about the terms of the Offer, you should contact Joseph Podolski, President and Chief Executive Officer or Louis Ploth, Vice President, Business Development and Chief Financial Officer, by mail at 2408 Timberloch Place, Suite B-10, The Woodlands, Texas, 77380, or by telephone at (281) 719-3400. If you have questions about the Letter of Transmittal or the procedures for tendering Shares, contact Computershare Trust Company, Inc., the Depository, by mail at P.O. Box 1596, Denver, CO 80201-1596, or by telephone at 1 (303) 262-0600, ext. 4732. See "Additional Information."

                                TABLE OF CONTENTS

IMPORTANT PROCEDURES..........................................................................................    1

FORWARD-LOOKING STATEMENTS....................................................................................    2

ZONAGEN'S TENDER OFFER........................................................................................    3

   SECTION 1. GENERAL INFORMATION ABOUT THE COMPANY, THE SHARES, AND THE TENDER OFFER.........................    3

SPECIAL FACTORS...............................................................................................    8

   SECTION 2. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER
         THE OFFER............................................................................................    8

   SECTION 3. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...................................................   46

   SECTION 4. POSITION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER.......................................   52

   SECTION 5. REPORTS, OPINIONS, AND APPRAISALS...............................................................   58

PROCEDURES AND TERMS OF THE OFFER.............................................................................   58

   SECTION 6. PROCEDURES FOR TENDERING SHARES.................................................................   58

   SECTION 7. WITHDRAWAL RIGHTS...............................................................................   63

   SECTION 8. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE................................................   64

   SECTION 9. CONDITIONAL TENDER PROCEDURES...................................................................   65

   SECTION 10. CONDITIONS OF THE OFFER........................................................................   66

   SECTION 11. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.................................................   68

   SECTION 12. SOURCE AND AMOUNT OF FUNDS.....................................................................   70

INFORMATION ABOUT ZONAGEN AND ITS SECURITIES..................................................................   71

   SECTION 13. PRICE RANGE OF SHARES; DIVIDENDS...............................................................   71

   SECTION 14. INFORMATION ABOUT ZONAGEN......................................................................   71

   SECTION 15. IDENTITY AND BACKGROUND OF CERTAIN PERSONS.....................................................   73

   SECTION 16. INFORMATION ABOUT ZONAGEN'S SHARES; TRANSACTIONS, AND ARRANGEMENTS CONCERNING SHARES...........   74

   SECTION 17. LEGAL MATTERS; REGULATORY APPROVALS............................................................   76

MISCELLANEOUS.................................................................................................   76

ADDITIONAL INFORMATION........................................................................................   78

                              IMPORTANT PROCEDURES

         Any stockholder desiring to tender all or any portion of such stockholder's Shares must follow either of the following two procedures:

         (1) The Depository must receive all of the following before or on the Expiration Date at the Depository's address on the back page of this Offer:

         o (a) the certificates for the Shares, or (b) a confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer described in "Section 6. Procedures for Tendering Shares--Book-Entry Delivery," AND

         o one of (a) a properly completed and executed Letter of Transmittal, including any required signature guarantees, or
                  (b) an "agent's message" of the type described in "Section 6. Procedures for Tendering Shares--Book-Entry Delivery," in the case of a book-entry transfer, AND

         o        any other documents required by the Letter of Transmittal.

OR

         (2) You must comply with the procedure for Guaranteed Delivery set forth in "Section 6. Procedures for Tender Shares--Guaranteed Delivery." Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for Guaranteed Delivery.


                              --------------------

                  TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST
                   VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

                              --------------------


         If you have questions about the terms of the Offer, you should contact Joseph Podolski, President and Chief Executive Officer or Louis Ploth, Vice President, Business Development and Chief Financial Officer, by mail at 2408 Timberloch Place, Suite B-10, The Woodlands, Texas, 77380, or by telephone at
(281) 719-3400. If you have questions about the Letter of Transmittal or the procedures for tendering Shares, contact Computershare Trust Company, Inc., the Depository, by mail at P.O. Box 1596, Denver, CO 80201-1596, or by telephone at 1 (303) 262-0600, ext. 4732.

                           FORWARD-LOOKING STATEMENTS

         This document contains a number of forward-looking statements regarding our financial condition, results of operations and business. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of the Offer. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "may," "will," and "potential" and other similar expressions. Forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

         o the timing and occurrence or non-occurrence of events, including the conditions to the Offer, may be subject to circumstances beyond our control;

         o        regulatory and judicial decisions or legislation;

         o        results from clinical trials;

         o        contractual commitments;

         o        availability, terms, and use of capital;

         o our ability to maintain and protect our patent portfolio with respect to our products, Progenta and Androxal, from any potential claims of infringement;

         o our residual liabilities, including the remaining claim in our class action lawsuit currently on appeal at the US Fifth Circuit Court of Appeals (see "Section 2 - Liabilities" for a more complete description);

         o        general economic and business environment;

         o        changes in technology;

         o        availability of future investment opportunities;

         o        developments in the biotechnology sector; and

         o the factors set forth in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, which is incorporated herein by reference, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation."

         All subsequent written and oral forward-looking statements concerning the Offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                             ZONAGEN'S TENDER OFFER

SECTION 1. GENERAL INFORMATION ABOUT THE COMPANY, THE SHARES, AND THE TENDER OFFER.

         Upon the terms and subject to the conditions of the Offer, we will purchase up to 9,836,065 Shares, or a lesser number of Shares that are properly tendered and not properly withdrawn in accordance with "Section 7. Withdrawal Right" before the Expiration Date at an aggregate purchase price of $18 million, at prices not greater than $2.10 nor less than $1.83 per share ("Purchase Price Range"), net to the seller in cash.

         The term "Expiration Date" means 12:00 midnight, Eastern Standard Time, on Friday, December 19, 2003. We may, in our sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term "Expiration Date" will refer to the latest time and date at which the Offer, as extended by us, will expire. See "Section 11. Extensions of the Offer; Termination; Amendment" for a description of our right to extend, delay, terminate or amend the Offer.

         In accordance with Instruction 14 of the Letter of Transmittal, stockholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to us at the price determined in the Offer, or (2) specify the price, not greater than $2.10 nor less than $1.83 per Share, at or above which they are willing to sell their Shares to us in the Offer. Promptly following the Expiration Date, we will, upon the terms and subject to the conditions of the Offer, determine a single per Share purchase price that we will pay for Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price out of all of the prices at which Shares are tendered in the Offer within the Purchase Price Range (the "Purchase Price") that will allow us to buy the lesser of (1) all of the Shares properly tendered and not properly withdrawn or (2) a number of Shares tendered at or below our selected price with an aggregate purchase price of $18 million. All Shares purchased in the Offer will be purchased at the same Purchase Price.

         Only Shares properly tendered at prices at or below the Purchase Price we select and not properly withdrawn will be purchased. However, because of the odd lot priority, proration and conditional tender provisions of the Offer, all of the Shares tendered at or below the Purchase Price will not be purchased if more than the number of Shares we seek are properly tendered. All Shares tendered and not purchased in the Offer, including Shares tendered at prices in excess of the Purchase Price we select and Shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.

         We reserve the right to purchase more than a number of Shares with an aggregate Purchase Price of $18 million in the Offer. In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase in the Offer an additional number of Shares not to exceed 2% of the currently outstanding Shares (approximately 230,000 Shares) without amending or extending the Offer. See "Section 11. Extensions of the Offer; Termination; Amendment."

         In the event of an oversubscription of the Offer, Shares tendered at or below the Purchase Price before the Expiration Date will be subject to proration, except for Shares held by odd lot holders (as defined below). The proration period also expires on the Expiration Date.

         If we (1) increase the price that may be paid for Shares above $2.10 per Share or decrease the price that may be paid for Shares below $1.83 per Share, (2) increase the number of Shares being sought in the Offer by more than 2% of our outstanding common stock, or (3) decrease the number of Shares that we may purchase in the Offer, then we are required to, and we will, keep the Offer open for at least 10 business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in "Section 11. Extensions of the Offer; Termination; Amendment."

         The Offer is conditioned on at least thirty percent (30%) of the shares of our outstanding common stock being tendered, or approximately 3.4 million shares. The Offer is also subject to other conditions. See "Section 10. Conditions of the Offer."

         Priority of Purchases. Upon the terms and conditions of the Offer, if at or fewer than the number of Shares are properly tendered and not properly withdrawn at or below the Purchase Price than we can purchase for an aggregate Purchase Price of $18 million, then we will purchase all properly tendered Shares at the Purchase Price.

         Upon the terms and conditions of the Offer, if more than the number of Shares are properly tendered and not properly withdrawn at or below the Purchase Price than we can purchase for an aggregate Purchase Price of $18 million, then we will purchase properly tendered Shares in the following order:

         o First, all Shares properly tendered and not properly withdrawn by any "odd lot holder" (as defined below) who:

                  (i) tenders all Shares owned (beneficially or of record) by the odd lot holder at the Purchase Price (tenders of less than all the Shares owned will not qualify for this preference); and

                  (ii) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

         o Second, after the purchase of all the Shares properly tendered by odd lot holders and subject to the conditional tender procedures described in "Section 9. Conditional Tender Procedures," all other Shares properly tendered, on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, as described below.

         As a result, all the Shares that you tender in this Offer may not be purchased, even if they are properly tendered. This will occur if we receive more than the number of Shares properly tendered than we can purchase for an aggregate Purchase Price of $18 million.

         Odd Lots. For purposes of the Offer, the term "odd lots" means all Shares properly tendered before the Expiration Date and not properly withdrawn by any person, referred to as an "odd lot holder," who owns, beneficially or of record, a total of fewer than 100 Shares and certifies to that fact in the "Odd Lots" box on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. To qualify for this preference, an odd lot holder must tender all Shares owned, beneficially or of record, by the odd lot holder in accordance with the procedures described in "Section 6. Procedure for Tendering Shares--Proper Tender of Shares."

         This preference is not available to partial tenders or to beneficial or record holders of a total of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares.

         Any odd lot holder wishing to tender all its Shares pursuant to the Offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

         We also reserve the right, but will not be obligated, to purchase all Shares properly tendered by any stockholder who tenders all Shares owned beneficially or of record and who, as a result of proration, would then own a total of fewer than 100 Shares. If we exercise this right, we will increase the number of Shares that we are offering to purchase in the Offer by the number of Shares purchased through the exercise of this right, subject to applicable law.

         Proration. Proration of the number of Shares tendered by each tendering stockholder will occur if we receive more than the number of Shares properly tendered and not withdrawn at or below the Purchase Price than we can purchase for an aggregate Purchase Price of $18 million. If the tendered Shares are prorated, the number of options we will purchase from non-officer directors who sell their options to us in lieu of exercising and then tendering the Shares acquired from such exercise (see "Section 4. Position of the Board of Directors; Fairness of the Offer--Interests of Certain Persons in the Offer") will also be purchased on a prorated basis.

         If proration of tendered Shares is required, we will determine the proration percentage as soon as practicable following the Expiration Date. Subject to the conditional tender procedures described in "Section 9. Conditional Tender Procedures," proration for each stockholder tendering Shares, other than odd lot holders, will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders other than odd lot holders.

         Because of the potential difficulty in determining the number of Shares properly tendered and not properly withdrawn, including Shares tendered by guaranteed delivery procedures as described in "Section 6. Procedure for Tendering Shares--Guaranteed Delivery," and because of the odd lot holder procedures described above and the conditional tender procedures described in "Section 9. Conditional Tender Procedures," we do not expect to be able to announce the final proration percentage or commence payment for any Shares purchased under the Offer until seven to ten business days after the Expiration Date. The preliminary results of any proration will be announced by press release as soon as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from Computershare Trust Company, Inc., the Depository.

         As described in "Section 3. United States Federal Tax Consequences," the number of Shares that we will purchase from a stockholder under the Offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder's decision whether or not to tender Shares. The Letter of Transmittal affords each stockholder the opportunity to designate the order of priority in which Shares are to be purchased in the event of proration, should a stockholder decide to do so for federal income tax reasons. In addition, stockholders may choose to submit a "conditional tender" under the procedures discussed in "Section 9. Conditional Tender Procedures" in order to structure their tender for federal income tax reasons.

         Example of the Mechanics of the Offer. THE FOLLOWING EXAMPLE IS FOR ILLUSTRATIVE PURPOSES ONLY AND IN NO WAY REFLECTS OUR EXPECTATIONS OF THE NUMBER OF SHARES THAT WILL BE TENDERED IN THE OFFER NOR OUR EXPECTATIONS OF THE PRICES AT WHICH OUR STOCKHOLDERS WILL TENDER THEIR SHARES. THIS IS MERELY PROVIDED AS A MEANS OF ILLUSTRATING HOW THE PROCESS OF SELECTING A PURCHASE PRICE WILL WORK AND THE CONSEQUENCES OF SUCH SELECTION ON TENDERING STOCKHOLDERS.

         As an example, assume that we have received 8,500,000 Shares which have been tendered at prices at or below $1.99 per Share. Further, assume that we have received 1,000,000 Shares which have been tendered at $2.00 per Share and an additional 1,000,000 Shares which have been tendered at prices above $2.00 per Share. Finally, assume that of the 9,500,000 Shares tendered at prices at or below $2.00, 2,000,000 Shares are held by odd lot holders.

         In order to set the Purchase Price under the assumptions in this example, we would begin with the minimum Purchase Price in the Purchase Price Range, or $1.83, and continue up the Purchase Price Range until we get to a Purchase Price that permits us to purchase Shares with an aggregate Purchase Price of $18 million. At $1.99, we could purchase 8,500,000 Shares at $1.99 for an aggregate Purchase Price of $16,915,000. Since this is below the intended aggregate Purchase Price of $18,000,000, we would then move up to the next price in the Purchase Price Range. At $2.00 and given the 9,500,000 Shares tendered at or below this price, the aggregate Purchase Price would be $19,000,000. Since this permits us to purchase Shares with an aggregate Purchase Price of $18,000,000, this is the price that we would set as the Purchase Price.

         However, since we are not purchasing more than $18,000,000, this situation would require us to prorate certain of the tendered Shares. First, we would purchase all 2,000,000 Shares tendered by odd lot holders for an aggregate Purchase Price of $4,000,000. With the $14,000,000 remaining, we would purchase the remaining 7,500,000 Shares tendered at or below $2.00 on a pro rata basis. Since we could purchase 7,000,000 Shares at a Purchase Price of $2.00, we would purchase from each stockholder a number of Shares determined by multiplying the total number of Shares tendered by such stockholder by the ratio of 7,000,000/7,500,000. Therefore, in this scenario, if you tendered 10,000 Shares at a purchase price at or below $2.00, we would purchase 9,333 Shares from you at $2.00 per Share for an aggregate purchase price of $18,666.

         Finally, we would not purchase any of the 1,000,000 Shares that were tendered at prices above $2.00 per Share since all of these would have been tendered above the Purchase Price. It should be noted that in this example, we have assumed that we would not exercise our right to purchase additional Shares of up to 2% of our outstanding common stock although we do reserve the right to do so.

         OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, OUR BOARD OF DIRECTORS OR THE DEPOSITORY MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE ITS, HIS, OR HER OWN DECISION REGARDING WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Our principal executive offices are located at 2408 Timberloch Place, Suite B-10, The Woodlands, Texas, 77380. Our telephone number at that address is
(281) 719-3400.

                                 SPECIAL FACTORS

SECTION 2. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER.

         Background and Purpose of the Offer. Prior to July 2000, our main focus of product development was on our phentolamine-based products for the treatment of sexual dysfunction in both men and women. In August 1999, we discovered brown fat proliferations in certain rats in our two year rat study on phentolamine and, as a result, the US Food and Drug Administration (the "FDA") placed phentolamine on clinical hold in the US. This was upgraded to a partial clinical hold in May 2000. In July 2000, we engaged Deutsche Banc Alex. Brown as our financial advisor in connection with our search for potential strategic partners as a result of these negative developments. We terminated our engagement of Deutsche Banc Alex. Brown in January 2002 as a result of our lack of success in securing a strategic partner.

         In April 2002, Schering-Plough withdrew its application for approval of VASOMAX(R) before the Medicines Control Agency, the UK equivalent of the FDA (the "MCA"), as a result of negative feedback it had received from the MCA. In July 2002, our exclusive license agreements with Schering-Plough were terminated by mutual consent and we retained ownership of our phentolamine portfolio, subject to a nominal up-front payment and certain ongoing milestone and royalty obligations.

         Given these developments, we began seeking strategic alternatives that would provide our stockholders with new opportunities. This led to our signing a definitive merger agreement with Lavipharm Corp. on October 30, 2002. However, on March 27, 2003, we announced the termination of our merger agreement with Lavipharm Corp. as a result of regulatory and other considerations. On April 15, 2003, we engaged CIBC World Markets Corp. to assist us in our ongoing efforts to seek a strategic alternative.

         Since April 2003, we have actively pursued all of the potential alternatives discovered by CIBC World Markets and have been unsuccessful in our attempts to secure a partner we believed would provide our stockholders with a fair value for their shares.

         During a September 29, 2003 meeting, the Board of Directors initially began discussing the possibility of conducting a self tender offer for a large percentage of shares of our outstanding common stock as a means of providing our stockholders with liquidity at a price above our current market price. The Board also raised several additional alternatives, including the possibilities of a complete liquidation and dissolution or a dividend of most of our cash to the holders of common stock, and investigated the feasibility of each.

         The Board met several additional times on October 2, October 9 and October 17, 2003 and at each meeting discussed in detail each of these alternatives. After lengthy and detailed discussions and investigation into each alternative at each of these meetings, the Board eventually came to the conclusion that a self tender offer in the modified Dutch Auction format would be the most favorable to all of our stockholders. The Board determined that it would be in the stockholders' best interests for the Company to provide an opportunity for stockholders to have a choice between receiving, at a minimum, an amount in cash approximately equal to the liquidation cash value for their shares or to remain as a stockholder to participate in the development of our remaining technologies. The Board came to this conclusion after a thorough examination of other tender offer precedents and their degrees of success.

         The Board discussed the amount of cash then held by the Company as well as the value of other, non-cash assets if the Company were to attempt to liquidate those other assets. The Board determined at the October 17, 2003 meeting that $4 million was a sufficient amount of net cash to retain in the Company for purposes of developing our remaining technologies for at least twelve months and to provide adequately for all forseeable obligations. The Board concluded that, given this cash requirement, it could offer to purchase up to $18 million in shares of our common stock and retain approximately $4 million or more in cash. The Board approved the price range of $1.83 to $2.10 per Share, which was immediately announced to the public in a press release. In a subsequent press release on November 3, 2003, we announced that we were changing the preferential treatment the Board had originally approved for stockholders owning less than 1,000 Shares to a preferential treatment for stockholders owning less than 100 Shares to comply with SEC rules and regulations.

         At the November 11, 2003 Board meeting, the Board discussed the fairness of the range set at the October 17, 2003 meeting and were given an opportunity to review this Offer to Purchase. The directors' discussion included the conditions that apply to closing the Offer, the events that would result in proration, and whether the Company's cash, other assets, and liabilities as of the date of the meeting were materially different from the earlier projections that the Board had considered in its previous meetings. The Board concluded that there was no material change and approved the Offer with the change for odd lot holders described above and clarified its position that it retained a right to increase the number of Shares by up to 2% of the Company's outstanding common stock as permitted under SEC rules. The Board approved the final version of the Offer to Purchase at this meeting.

         We believe that the "Modified Dutch Auction" tender offer set forth herein represents a mechanism to provide all stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of their capital if they so elect and no less than the amount that is projected to be available to them if we elected to liquidate and distribute all of the available cash. This format of repurchase also provides a method for stockholders not participating to increase their relative percentage interest in us and our future operations at no additional cost. As a result, the Board of Directors believes that investing in our own Shares in this manner is an attractive use of capital and an efficient means to provide value to our stockholders. The Offer also provides stockholders (particularly those who, because of the size of their holdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales.

         Certain Effects of the Offer. The following table shows our capitalization giving effect to the completion of the Offer assuming that 11,479,648 shares are outstanding, and additionally assuming the following scenarios: (i) only the minimum amount of thirty percent of our outstanding shares of common stock are tendered and we purchase all of them at the top of the range ($2.10), (ii) 6 million shares are tendered and we purchase all of them at the top of the range ($2.10), (iii) we purchase the maximum amount of shares that we can purchase at the top of the range ($2.10), (iv) we purchase the maximum amount of shares that we can purchase at the middle of the range ($1.96) and (v) we purchase the maximum amount of shares for which we are making an offer at the bottom of the range ($1.83). Please see our pro forma financial statements below set forth under "Pro Forma Financial Statements" of this Section 2 for a financial analysis of the effects of the Offer.

                                           NUMBER OF SHARES
 AMOUNT AND PRICE OF SHARES PURCHASED    OUTSTANDING AFTER THE     APPROXIMATE AMOUNT OF CASH      APPROXIMATE NET
             IN THE OFFER                        OFFER             REMAINING AFTER THE OFFER        CASH PER SHARE
--------------------------------------- ------------------------ ------------------------------- ---------------------
1.   3,443,894 shares @ $2.10                  8,035,754                 $14.8 million                  $1.84
--------------------------------------- ------------------------ ------------------------------- ---------------------
2.   6,000,000 shares @ $2.10                  5,479,648                  $9.4 million                  $1.72
--------------------------------------- ------------------------ ------------------------------- ---------------------
3.   8,571,428 shares @ $2.10                  2,908,220                   $4 million                   $1.38
--------------------------------------- ------------------------ ------------------------------- ---------------------
4.   9,183,673 shares @ $1.96                  2,295,975                   $4 million                   $1.74
--------------------------------------- ------------------------ ------------------------------- ---------------------
5.   9,836,065 shares @ $1.83                  1,643,583                   $4 million                   $2.43
--------------------------------------- ------------------------ ------------------------------- ---------------------


         This table is being provided for your convenience. We also refer you to the pro forma financial statements included herein under "---Pro Forma Financial Statements" for the associated accounting treatment, assuming 9,836,065 Shares are purchased for $18 million. In Nos. 1-3 above, if at least one stockholder tenders his or her Shares at $2.10 per Share, then all Shares tendered by all stockholders will be purchased at $2.10 per Share. Otherwise, we would go up the Purchase Price Range looking at all of the prices at which Shares were tendered to get to the lowest price that would permit us to purchase all of the Shares tendered in the Offer. In those situations, the highest price at which any stockholder tendered their Shares would be the selected Purchase Price because that would be the price that would allow us to purchase all of the Shares tendered. No. 4 assumes that 9,183,673 Shares were tendered at or below $1.96 per Share, which amount would allow us to purchase exactly $18 million. Finally, in No. 5 above, we have assumed that at least 9,836,065 Shares have been tendered for the minimum price of $1.83. Any Shares tendered above that would not be purchased. See our example in Section 1 on page 6 for a detailed description of how the mechanics of the Offer will work in an actual setting.

         Consummation of the Offer will permit stockholders to receive cash for their Shares in an amount that exceeds the market price of the Shares (prior to the public announcement of the Offer) and is intended by the Board of Directors to represent a fair and reasonable value per Share. Any stockholders who do not tender all of their Shares will continue to participate in the risks and benefits associated with owning an equity interest in us. Some of the benefits include increases in the value of our Shares. The risks include, among other things, the risk of any decrease in the value of the Company.

         The Shares purchased in the Offer will return to the status of authorized but unissued shares of our capital stock and may be reissued from time to time as determined by the Board of Directors. We have no current plans to issue the Shares repurchased pursuant to the Offer.

         Going Private. Because it is difficult to predict the likelihood of the Offer having the effect of being a "going private" transaction, we have incorporated into the Offer the disclosures required for a "going private" transaction. However, because the Offer is not intended to be or result in a "going private" transaction, we reserve our right to amend the Offer to eliminate the "going private" component of the Offer if we are able to ascertain from the responses to the Offer that there is no reasonable likelihood that the Offer will cause the Shares to be held by less than 300 persons or delisted from Nasdaq.

         Our purchase of Shares in the Offer will reduce the number of Shares that might otherwise be traded publicly and will most likely reduce the number of stockholders. While it is not intended, the Offer may have the effect of being a "going private" transaction for us. A "going private" transaction, defined in Rule 13e-3 promulgated under the Exchange Act includes a tender offer that has either a reasonable likelihood or a purpose of causing, directly or indirectly, the Shares to be held of record by less than 300 persons or delisted from Nasdaq. We currently have approximately 250 stockholders of record.

         Nasdaq. Nasdaq has established rules and policies with respect to the continued listing of securities on Nasdaq. In executing these policies, Nasdaq has established standards and identified events following which it will normally consider suspending dealings in or removing a security from listing (delisting) on Nasdaq. The Nasdaq National Market has a requirement that a listed company have at least $10 million in stockholders' equity in order to remain listed on the National Market. We believe that the completion of this Offer may have the effect of dropping us below this requirement. We believe that in the event our financial statements included in our SEC filings following completion of the Offer demonstrate noncompliance with this requirement, we would be sent a notice and given the opportunity to move to the Nasdaq SmallCap Market without having to meet the SmallCap Market initial listing requirements. We would be required to pay the initial listing fee for the SmallCap Market in this situation. If we do fall below this requirement and are given notice by Nasdaq of this occurrence, we intend to move to the SmallCap Market if Nasdaq permits such a move.

         The Nasdaq SmallCap Market has a requirement that an issuer have at least $2.5 million in stockholders' equity for continued listing. There is a strong likelihood that we may drop below this requirement by the second quarter of 2004 if we are not able to obtain financing prior thereto.

         Both of the Nasdaq markets have a minimum bid price per share requirement for listed securities of $1.00. It is possible that our price per share could fall below this minimum amount upon completion of the Offer. In the event of this occurrence, we would most likely take action to bring the Company into compliance by conducting a reverse stock split. If we are forced to delist the Shares and we do not qualify for listing on another exchange or in a consolidated quotation system, Shares might continue to be traded as an unlisted company in an over-the-counter market, or "pink sheets," although there can be no assurance of any trading activity or level of liquidity should our common stock be delisted from Nasdaq.

         Exchange Act Registration. The Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC's proxy rules in connection with meetings of stockholders. We believe, although we cannot be certain, that our purchase of Shares in connection with the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act. If, however, the number of remaining stockholders following the Offer is less than 300, then the

Board of Directors could determine to terminate the registration of the Shares under the Exchange Act thereby terminating public, periodic reporting obligations. Currently, the Company has no plans or intention to be delisted from Nasdaq, to be traded in pink sheets, to deregister the Shares, or to eliminate stockholders who do not tender all of the Shares in the Offer. However, there can be no assurance that we would not in the future elect to become a private company by delisting our Shares if we are at such time able to avail ourselves of this status. If we did decide to delist our Shares and become a private company, there would be no liquid market for your Shares and consequently the value of your Shares could be materially and adversely affected. See "Risk Factors--We face the possibility of moving to the Nasdaq SmallCap Market and potential delisting from the Nasdaq market entirely."

         Zonagen's Plans After the Offer.

         THE FOLLOWING DISCUSSION REPRESENTS MANAGEMENT'S INTENDED AREA OF FOCUS FOLLOWING COMPLETION OF THE OFFER. AS WE STATE BELOW, ALL OF OUR CURRENT NON-EMPLOYEE DIRECTORS WILL NOT BE STANDING FOR REELECTION AT OUR ANNUAL MEETING TO BE HELD ON DECEMBER 29, 2003. AS A RESULT, ANY REFERENCE TO "WE," "US" OR "OUR" IN THE FOLLOWING DISCUSSION THROUGH OUR DISCUSSION OF THE DIRECTORS NOMINATED FOR ELECTION AT SUCH ANNUAL MEETING REFERS TO MANAGEMENT ONLY AND NOT THE NON-CONTINUING DIRECTORS.

         After the Offer is completed, we believe that our remaining capital will be adequate for our needs for at least the next 12 months. However, our actual experience may differ significantly from our expectations and there can be no assurance that our action in utilizing a significant portion of our capital in this manner will not adversely affect our ability to operate or absorb additional losses in future periods. Future events may adversely or materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources.

         We anticipate that Lloyd M. Bentsen, III, Steven Blasnik, Timothy McInerney and Martin P. Sutter, four of our five current directors, will not stand for reelection at our forthcoming annual meeting. In connection with the fact that each of the non-employee directors are not standing for reelection at the annual meeting to be held on December 29, 2003, each of the directors has also determined that it would be in his and in Zonagen's best interests to complete this separation by tendering his shares which allows Zonagen to move forward with its focus on its remaining technologies described herein. As a result, we anticipate that each of the above named directors will tender all of the Shares he owns or controls and will exercise all of his currently exercisable options and tender the resulting Shares. Mr. Podolski does intend to stand for reelection at the forthcoming annual meeting and, as a result, we do not believe that he will tender any of his Shares. We believe that Mr. Ploth also will not tender his Shares. The following four individuals will be recommended for election at the forthcoming annual meeting: Dan Cain, Jean Fourcroy, M.D., Ph.D., M.P.H., Zsolt Lavotha and Louis Ploth, Jr. Please see below biographies of these individuals under "Board of Directors" of this
Section 2 and we also refer you to the proxy statement for the 2003 annual meeting of stockholders that we are mailing at approximately the same time as this offer to purchase.

         We intend to pursue development of our remaining technologies following completion of the Offer. As a result, our business plan will be substantially changed. The following business plan of the remaining technologies and related information about us on a going forward basis is being provided to assist our stockholders in making a decision about whether to tender their shares. This description contains (1) a brief overview of the technologies we intend to develop, (2) a detailed description of the indications we are targeting, (3) a scientific analysis of our technology and how it applies to the indications, (4) a description of the management team and directors of the Company on a going forward basis and (5) pro forma financial statements showing our financial situation giving effect to completion of the Offer assuming we purchase the maximum amount of $18 million worth of our common stock. WE URGE ALL OF OUR STOCKHOLDERS TO CAREFULLY READ THE FOLLOWING DESCRIPTION OF OUR NEW BUSINESS MODEL IN ORDER TO MAKE AN INFORMED DECISION ABOUT WHETHER TO TENDER THEIR SHARES.

                                EXECUTIVE SUMMARY

         THE DISCUSSION OF OUR BUSINESS MODEL HEREIN IS BASED ON TECHNOLOGIES THAT ARE EARLY STAGE. THERE HAS BEEN NO DATA AS YET ON HUMAN PATIENTS AND, TO DATE, WE HAVE NO DATA TO SUPPORT THEIR EFFICACY IN HUMANS. SOME OR ALL OF THE TECHNOLOGIES DESCRIBED HEREIN MAY HAVE NO CLINICAL EFFECT, OR IF THEY DO, MAY NOT DEMONSTRATE SUFFICIENT EFFICACY TO WARRANT APPROVAL BY THE FDA OR OTHER SIMILAR REGULATORY BODIES. IN ADDITION, THERE IS NO ASSURANCE THAT FUTURE HUMAN STUDIES WILL DEMONSTRATE THE SAFETY OF THESE PRODUCTS. AS A RESULT, AN INVESTMENT IN, AND OUR DEVELOPMENT OF, THESE TECHNOLOGIES IS HIGHLY SPECULATIVE AND COULD RESULT IN NO PRODUCTS REACHING COMMERCIAL VIABILITY. THE DISCUSSION HEREIN OF OUR TECHNOLOGIES IS BEING PROVIDED TO ASSIST OUR STOCKHOLDERS IN MAKING AN INVESTMENT DECISION ON WHETHER TO TENDER THEIR SHARES. IN NO WAY IS THIS DISCUSSION INTENDED TO DEMONSTRATE OUR BELIEF IN WHETHER THESE TECHNOLOGIES WILL EVER BE ABLE TO BE COMMERCIALLY DEVELOPED.

         IN ADDITION, THE TIMING OF OUR STUDIES IS CRITICAL TO OUR ABILITY TO RAISE THE FUNDS WE NEED TO CONTINUE TO DEVELOP OUR TECHNOLOGIES. IF WE ARE UNABLE TO RECEIVE TIMELY DATA, OR IF OUR DATA IS UNFAVORABLE, WE MAY NOT BE ABLE TO CONTINUE TO DEVELOP OUR TECHNOLOGIES. SEE THE ENTIRE DISCUSSION OF OUR RISKS BELOW AND SPECIFICALLY, "RISK FACTORS-THERE ARE SUBSTANTIAL UNCERTAINTIES RELATED TO THE DEVELOPMENT OF PROGENTA AND ANDROXAL GIVEN THEIR EARLY STAGE OF DEVELOPMENT."

         Background. Our focus prior to the Offer was on the development of our phentolamine products which targeted male and female sexual disorders. Following the Offer, we will focus on innovative drugs for the treatment of hormonal and reproductive system disorders. Our initial efforts following the Offer will be based on the anti-hormone small molecule programs, which includes five different drug indications focused in the female health and male hormonal deficiency markets. Collectively, current markets for these products exceed $3 billion.

         Progenta(TM). Four product opportunities are in the female health arena. All of the products are based on the Selective Progesterone Receptor Modulators (SPRMs) that were licensed from the National Institutes of Health
(NIH) in 1999. Please see Exhibit 10.1 to our quarterly report on Form 10-Q for the quarter ended September 30, 2003 for a copy of this license. These novel compounds represent a family of new proprietary molecules for which a patent application has been made. They are orally active and initial animal studies have indicated they can have utility in the treatment of uterine fibroids, endometriosis and breast cancer. To date, between governmental grants and our own expenditures, over $1 million has been committed to these programs. These expenditures do not include the significant discovery costs absorbed by the government while the NIH was conducting the basic research on the compounds.

         Human clinical testing in approximately 20 patients, targeted at the uterine fibroid market, is scheduled to begin in the second quarter of 2004 and to be completed in the third quarter of 2004, and to cost approximately $750,000. We expect data from the human trials to be available by late in the third quarter of 2004 although we cannot assure that such data will be available at such time. Management believes the uterine fibroid program could yield significant revenues in several years, which could result in the Company achieving recurring revenues resulting in a going forward cash flow positive situation. Collectively, we have named these drugs, Progenta(TM). Management believes that besides the above listed indications, progestin free hormone replacement therapy represents another significant product opportunity for these compounds.

         Androxal(TM). Another product candidate in our portfolio is in the emergent field of treatment of a male condition called andropause. Andropause is associated with aging and the subsequent decline of the male hormone testosterone. Our lead drug candidate, Androxal(TM), is an orally active agent developed internally. Approximately $750,000 has been committed to this program. An investigational new drug application ("IND") for a 50 patient, Phase I/II, efficacy and safety challenge study is currently underway and the in patient portion will be completed before the end of 2003. A patent application is on file; however, there can be no assurance that such patent application will be issued, in the near future or at any time, due to existing patents or if issued that such patent will not be infringed by other parties. See "Risk Factors--There is substantial uncertainty in our ability to protect our patents and proprietary technology."

         Our initial strategy is to concentrate our resources on the clinical development of our technologies that are most differentiated from existing products. As early as practical, challenge studies will be conducted to gauge product potential against current gold standards. We will continue to operate in a near virtual manner with a minimum number of employees on board until significant clinical progress is realized. Initially, for both logistical and cost reasons, we will focus our efforts on Progenta(TM) for the treatment of uterine fibroids.

                           TARGET MARKETS AND PRODUCTS

Female Health

         Treatments for uterine fibroids, endometriosis, breast cancer and hormone replacement therapy collectively represent a market opportunity in excess of $3 billion. Management believes that all of the current therapies are far less than ideal and leave room for improved drugs with different modes of action.

         Uterine fibroids. Uterine fibroids account for nearly $1-$1.5 billion spent annually in the US on hysterectomies to surgically remove the growths. Existing therapies approved to treat the condition are non-chronic in nature due to the side effects associated with drugs such as Lupron. In nearly all cases the end therapy is surgery. We believe that our intended first drug to the market, Progenta, may be a superior, alternative therapy to the currently approved gonadotropin releasing hormone agonists (GnRHa) if it proves to be effective. Initially, we intend to develop the drug as a 6 month pretreatment to surgery. However, because of Progenta's profile, we believe this lead candidate holds the potential to eventually become a chronic therapy that eliminates the need for surgery.

         Endometriosis. Endometriosis affects an estimated 5 million women in the US alone. In its most severe form of the condition, endometriosis can lead to long term infertility. The current leading drug therapy is based on the use of GnRH agonists. Because of their side effects, these drugs are limited to a six-month course of therapy. Unlike the bone loss (in some cases irreversible) and other troubling treatment related effects seen with the centrally acting agonists, Progenta is intended to act specifically on the tissue of concern, thereby avoiding the conditions most commonly experienced with the agonists. The primate studies conducted by D.R. Grow et al (described below) with Progenta analogs indicate that, if anything, bone density is improved while on the drug. Thus, Progenta has the potential to be developed as a semi-chronic therapy whose use could conceivably avoid the expense and invasiveness of laparoscopic surgery, the gold standard of care for the indication. Due to the side effects of current drugs, the market for therapeutics to treat this condition is only $250 million in the US. However, we believe there is potential for market growth if a drug such as Progenta is approved.

         Breast cancer. Breast cancer therapies provide nearly $1 billion in sales annually for anti-estrogen drugs such as Tamoxifin. We believe Progenta possesses the capability to treat breast cancers that are refractory to tamoxifin therapy. Initial rodent studies show a strong dose dependent effect on the reduction and elimination of tumors in a well accepted breast cancer model.

         Hormone replacement therapy. Management believes hormone replacement therapy for the aging female population represents a major opportunity. Recent reports show that the market for hormone replacements exceeds $1 billion. Even though recent press suggests the use of combinations including progestins may lead to long term concerns, the use of estrogen alone still outweighs the risks for some women to live in an estrogen depleted state. Management believes Progenta has the potential to eliminate many of the side effects seen with estrogen-only therapy. Unlike progestins, Progenta is devoid of progesterone-like activity and instead appears to oppose its actions. The result of this action could lead to a new class of hormone replacement therapies with Progenta combinations leading the way.

Androxal: Andropause Therapy

         Testosterone replacement therapy. Testosterone replacement therapy in aging males has gained increasing interest as a viable market opportunity. One current competitive therapy,

Androgel, had sales of $100 million in the US in its first year. Like the other significant testosterone therapies, Androgel is a topical agent that is used daily. The market is anticipated to grow to nearly a billion dollars within the next several years as aging and the resulting effects on lifestyle become increasingly important. Waning testosterone has been associated with a host of physical and mental conditions experienced by the aging male, including loss of muscle tone, reduction of libido and deterioration of certain cognitive functions. Unlike the existing therapies, Androxal is intended to be a once a day oral therapy that acts centrally thereby causing an increase in certain hormones that stimulate increased production of testosterone by the testis. Management believes Androxal could be the first significant oral therapy approved in this market. However, we intend to focus our development efforts on Progenta initially.

                              CAPITAL REQUIREMENTS

         Overview. It is anticipated that we will require a substantial amount of additional capital raised in several rounds to reach a cash flow positive situation. Milestone accomplishments achieved utilizing the funds from each of the rounds are projected to enable the Company to achieve funding from the subsequent round, assuming normal or even slightly adverse market conditions. However, there can be no assurance that we will be successful in reaching any milestones or in raising adequate funding to accomplish any milestones. Please refer to "Risk Factors" in this Section 2 immediately following this business description.

         Initial Phase. Management believes that the Company will require $3 million to initially activate our plan. The Progenta program has completed the required FDA genotoxicity battery. Furthermore, a significant government funded primate study comparing Progenta to the current leading therapy for endometriosis is underway and scheduled to be finished in the first quarter of 2004. A protocol and budget for an offshore Phase II placebo and active controlled challenge study has been prepared. We expect data from the Progenta Phase II to be available by the middle of 2004 although there can be no assurance that it will be available at such time. Management believes that the cash remaining in the Company following the Offer will be sufficient to fund this initial phase of development although there can be no assurance of this given the possibility of currently unanticipated expenses or an increased cost of these studies. An IND is on file for Androxal, as well as a successfully completed genotoxicity battery of tests sufficient for filing purposes. Additionally, clinical supplies for the initial Phase II study have been produced, as have all documentation and clinical site selection activities. This initial amount will allow for completion of the ongoing Androxal human clinical efficacy trial, currently underway, that includes a comparison to the current leading drug in the sector. However, intellectual property issues surrounding this indication may slow or prevent its continued development. See "Risk Factors--There are substantial uncertainties related to the development of Progenta and Androxal given their early stage of development."

         Phase II/III Studies. In the event that the results of the above studies are positive, we plan to conduct a private round of equity financing to finance our Phase II/III studies. There can be no assurance that we will be able to raise capital in sufficient amounts, if at all, nor can there be assurance whether any capital will be available on reasonable terms. We would like to raise enough funds in this private round to complete the Phase II/III US GnRHa challenge studies for Progenta. Furthermore, chronic toxicity, pharmacokinetic and metabolism studies should be complete. Unlike the majority of studies conducted in the pharmaceutical industry, all of our efficacy trials will include a positive control. Not only will this approach lend more credence to the outcomes, but it will also allow us to better gauge the potential for each product tested. Significant comparative studies are projected to have been completed before the funds from the private round are exhausted.

         NDA. Management believes we will need substantial additional funding, after the round mentioned above, to see us through an NDA submission of our initial product. These funds may be from sales of additional shares of equity, or possible outlicensing of products to strategic partners. We intend, however, to limit our out-licensing activities to non-US markets, if possible.

         There can be no assurance that any of such funds will be available to us on a timely basis, or on reasonable terms, or at all, nor can there by any assurance that the ongoing or contemplated studies will be positive or that other unexpected results will not occur. Please refer to "Risk Factors" in this
Section 2 immediately after this business description for a more complete discussion of the risks associated with our need for additional capital and the possibility of such capital not being available.

                    TARGET INDICATIONS AND CURRENT TREATMENTS

Female Health

         Uterine fibroids, scientifically known as uterine leiomyomas, are non-cancerous tumors arising from the myometrium (smooth muscle layer) of the uterus. Other names for these tumors include fibromyomas, fibromas, myofibromas, and myomas. Leiomyomas are the most common solid pelvic tumor in women, causing symptoms in approximately 25% of reproductive age women. However, with careful pathologic inspection of the uterus, the overall prevalence of leiomyomas increases to over 70%, because leiomyomas can be present but not symptomatic in many women. The average affected uterus has six to seven fibroids.

         Leiomyomas are usually detected in women in their 30's and 40's and will shrink after menopause in the absence of post-menopausal estrogen replacement therapy. They are two to five times more prevalent in women of African American descent than Caucasian women. Risk for developing leiomyomas is also higher in women who are heavy for their height and is lower in women who are smokers and in women who have given birth. Although the high estrogen levels in oral contraceptive pills has led some clinicians to advise women with leiomyomas to avoid using them, there is good epidemiologic evidence to suggest that oral contraceptive use decreases the risk of leiomyomas.

         Research indicates that between 20% and 50% of women have fibroid-related symptoms. The two most common symptoms of fibroids are abnormal uterine bleeding and pelvic pressure. The most common bleeding abnormality is menorrhagia (prolonged and/or profuse uterine bleeding, also called hypermenorrhea). Normal menstrual periods typically last four to five days, whereas women with fibroids often have periods lasting longer than seven days. Women with fibroids also can have such heavy bleeding that they need to change sanitary protection frequently (perhaps every hour) or hesitate to participate in their normal activities for fear of socially embarrassing bleeding.

         Pelvic pressure results from an increase in size of the uterus or from a particular fibroid. Most women with leiomyomas have an enlarged uterus; in fact, doctors describe the size of a uterus with fibroids as they would a pregnant uterus, for example, as a 12 week-size fibroid uterus. It is not unusual for a uterus with leiomyomas to reach the size of a four to five month pregnancy. In addition to vague feelings of pressure because a fibroid uterus is usually irregularly shaped (having many lumps and bumps), women can experience pressure on specific adjacent pelvic structures including the bowel and/or bladder. Pressure on these structures can result in difficulty with bowel movements and constipation or urinary frequency and incontinence. Rarely, fibroids can press on the ureters (which carry urine from the kidneys to the bladder) which can lead to kidney dysfunction.

         Leiomyomas are also associated with fetal malpresentations and complications of labor. Although few studies exist regarding fibroid-related reproductive dysfunction, the prevailing clinical perspective is that these complications most often occur when fibroids physically distort the uterine cavity. If fibroids are detected on the inside of the uterus and distort the uterine lining, they are a significant cause of reproductive problems and should be removed.

         In general, fibroids only need to be treated if they are causing symptoms. The primary treatment for patients with large or symptomatic fibroids is surgery. Hysterectomy (surgical removal of the entire uterus) is the most frequent operative technique used to treat this disorder. In fact, fibroids are the most common indication for hysterectomy, accounting for approximately one third of hysterectomies, or about 200,000 procedures annually, in the US. When women wish to preserve childbearing potential, a myomectomy may be performed. Unlike hysterectomy in which the entire uterus is removed, myomectomy is a surgical procedure in which individual fibroid(s) are removed. Approximately 18,000 myomectomies are performed annually in the United States. In general, myomectomy diminishes menorrhagia (prolonged and/or profuse menstrual flow) in roughly 80% of patients presenting with this symptom. Unfortunately, there is a significant risk of recurrence of fibroids after myomectomy. In some studies up to 10% of women who underwent an initial myomectomy required a second major operative procedure. In addition, one quarter to one half of women who underwent myomectomies had evidence of recurrence of their fibroids within one to ten years.

         Drugs can help control fibroid-related symptoms. The most effective medications for the treatment of fibroids are gonadotropin releasing hormone agonists (GnRHa), (including Lupron, Synarel, Zoladex). GnRH agonists induce a low-estrogen (menopause-like) state. Because fibroids are dependent on estrogen for their development and growth, induction of a low estrogen state causes reduction of tumor and uterus mass, resolving pressure symptoms. Specifically, uterine volume has been shown to decrease approximately 50% after three months of GnRH agonist therapy. In addition to decreasing the size of the uterus, treatment with GnRH agonists also stops menstrual flow (amenorrhea), allowing women with bleeding-induced anemia to significantly increase their iron stores. Unfortunately, cessation of GnRH agonist treatment is followed by a rapid regrowth of the fibroids and of the uterus to pre-treatment volume. Additionally, because bone also requires estrogen, long term use of GnRH agonists can significantly decrease bone density and can lead to bone loss. Therefore, use of GnRH agonists alone for treatment of fibroids is usually limited to a short one to three month preoperative course to shrink the uterus to facilitate a surgical procedure or to induce amenorrhea to improve hematologic condition before surgery.

         Endometriosis is a painful, chronic disease that affects 5.5 million women and girls in the US and Canada, and millions more worldwide. It occurs when tissue like that which lines the uterus (tissue called the endometrium) is found outside the uterus. Usually it is found in the abdomen, on the ovaries, fallopian tubes, and ligaments that support the uterus; the area between the vagina and rectum; the outer surface of the uterus; and the lining of the pelvic cavity. Other sites for these endometrial growths may include the bladder, bowel, vagina, cervix, vulva, and in abdominal surgical scars. Less commonly they are found in the lung, arm, thigh, and other locations.

         This misplaced tissue develops into growths or lesions which respond to the menstrual cycle in the same way that the tissue of the uterine lining does; each month the tissue builds up, breaks down, and sheds. Menstrual blood flows from the uterus and out of the body through the vagina, but the blood and tissue shed from endometrial growths have no way of leaving the body. This results in internal bleeding, breakdown of the blood and tissue from the lesions, inflammation, and can cause pain, infertility, scar tissue formation, adhesions, and bowel problems.

         Although there is no cure for endometriosis, a variety of treatment options exist. Goals may include relieving/reducing pain symptoms, shrinking or slowing endometrial growths, preserving or restoring fertility, and preventing/delaying recurrence of the disease.

         Over-the-counter pain relievers may include aspirin and acetaminophen, as well prostaglandin inhibitors such as ibuprofen, naproxen, indomethecin, and tolfenamic acid. In some cases, prescription drugs may be required.

         Hormonal treatment aims to stop ovulation for as long as possible and may include: oral contraceptives, progesterone drugs, a testosterone derivative (danazol), and GnRH agonists (gonadotropin releasing hormone drugs). Side effects may be a problem for some women. Lupron Depot(R) (leuprolide acetate for depot suspension) is a GnRH agonist, a hormone that works in two distinct phases. Phase one stimulates the ovaries causing them to produce more of the most potent of the three estrogens produced by women, estradiol. In phase two the messenger hormones that tell the ovaries to produce estrogen decline dramatically. This causes significant reduction in estrogen levels, and causes women to experience menopause-like side effects. The most common use for Lupron in women is for the treatment of endometriosis. Lupron is also sometimes used in women for the treatment of uterine fibroid tumors. Side effects that have been associated with the use of Lupron Depot include hot flashes and/or night sweats in more than 5% of women; and palpitations, syncope, and tachycardia in less than 5% of the women who participated in clinical trials. Other side effects include generalized pain, headaches, vaginitis, nausea/vomiting, fluid retention, weight gain, acne, hirsutism, joint pain, decreased libido, depression, dizziness, nervousness, and breast changes that include tenderness and pain, among others. There have been no deaths reported directly related to therapy with Lupron Depot. Lupron and related drugs are not recommended to be used for more than six months due to the potential for bone loss that in some cases is irreversible.

         Conservative surgery seeks to remove or destroy the growths, relieve pain, and may allow pregnancy to occur in some cases. Conservative surgery can involve laparoscopy (outpatient surgery in which the surgeon can view the inside of the abdomen through a tiny lighted tube that is inserted through one or more tiny abdominal incisions, also referred to as "belly-button" surgery) or laparotomy (a more extensive procedure, using a full incision, with a longer recovery period). Hormonal therapy may be prescribed along with conservative surgery. Radical surgery, which may be necessary in severe cases, involves hysterectomy, removal of all growths, and removal of ovaries.

         Breast cancer is extremely common, and in the world today, there are nearly 600,000 new cases of breast cancer each year. In North America, breast cancer accounts for over one quarter of all female cancers. The disease is far more common in the US, Canada and Europe than in Asia and in Africa. The incidence of breast cancer in Japan is low. These facts would suggest that there is possibly some genetic or environmental "causes" for the disease. Breast cancer is not a single disease. Rather, it is a mixture of cancerous diseases. This fact is important, since no two patients are alike, and the ideal treatment for one may not be the same for another.

         Breast cancer is the second most common form of cancer in women in the US. Over two million breast cancer survivors are alive in the US today. It is expected that over 200,000 new cases of female invasive breast cancer will be diagnosed each year, and nearly 40,000 women will die from the disease. It is further estimated that an additional 50,000 cases of female in situ (preinvasive) breast cancer will be diagnosed. Of these, approximately 88% will be ductal carcinoma in situ ("DCIS"). Breast cancer is the second leading cause of cancer death for all women (after lung cancer), and the leading overall cause of cancer death in women between the ages of 40 and 59.

         Based on the current life expectancy for women in the United States, one out of nine women will develop breast cancer in her lifetime, a risk that was one out of 14 in 1960. Every woman is at risk for breast cancer. The risk of developing breast cancer increases as a woman ages, if she has a personal or family history of breast cancer, has never had children or had her first child after age 30, and if she has had prior treatment with radiation therapy for Hodgkin's disease. However, over 70 percent of cases occur in women who have no identifiable risk factors.

         The treatment given to a woman with breast cancer depends on the type of cancer and the disease stage. The stage of the disease is an indication of how advanced the cancer process has become within the patient, for example, whether it is confined to the breast or whether it has spread to the lymph glands. The stage of the disease in turn affects the prognosis.

         Although there are a number of types of breast cancer, they can be divided into those types that show signs of "invasion" or spread (spreading types), and those that show no evidence of invasion (non-spreading types). It is thought that breast cancer starts as the non-spreading type and later develops the ability to spread and invade as the cancer cells become more abnormal. DCIS is the most well-known of the non-spreading cancers. It is normally found during routine mammography or during breast screening. Of the invading types, (i.e. those cancers that can spread), the most common is Ductal Carcinoma. Not only is this the most common form of breast cancer, but it also has the worst prognosis. There are other forms of invasive breast cancers typically described as "special types".

         The treatment of DCIS depends on the extent of the process. If it is localized to one particular area in the breast, the tumor can be excised leaving the rest of the breast intact. If however the disease is extensive, involving multiple mammary ducts and segments of the breast, or if the nipple is involved, it is often necessary to perform a mastectomy. In these cases this is the only way of ensuring that all the disease has been removed. In the United States, tamoxifen or radiotherapy is given after surgery with the hope of preventing the recurrence or new formation of DCIS.

         The treatment of Ductal Carcinoma is mainly by surgery. The exception is in frail patients with large, locally advanced tumors. In these patients, treatment with drugs such as tamoxifen can help to keep the tumor under control. For the majority, surgery in the form of mastectomy or breast conservation surgery is performed. After surgery, chemotherapy and/or a 5-year course of tamoxifen is often prescribed to help prevent the recurrence of the disease. Tamoxifen is an estrogen receptor blocker. Tamoxifen carries with it the risk of endometrial carcinoma (cancer of the uterus) in those women who have not had a hysterectomy. This risk increases when patients take tamoxifen for more than 5 years.

         Breast cancer cannot yet be prevented. However, there is now a risk reduction option available for women at very high risk, such as the estimated five to ten percent of American women with multiple close blood relatives who have had the disease. In 1998, the drug tamoxifen was shown to reduce breast cancer cases by 50 percent over four years in a large research study of high-risk women. Tamoxifen is FDA-approved for use in this high-risk group; however, the drug's benefits, risks and side effects vary for each woman.

         Hormone replacement therapy is exactly what the name suggests, it replaces key hormones that a woman's ovaries no longer produce. Estrogen and progesterone are important female hormones. Estrogen is responsible for the development of the breasts, the vagina, and the uterus, as well as for building up the uterine lining before each menstrual period. Estrogen has other important functions as well. Estrogen helps to maintain strong bones and slow down bone loss, which may lead to osteoporosis. The relationship between estrogen and a woman's health for the years following menopause continues to be explored.

         Progesterone is another important hormone that a woman's body loses with the onset of menopause. Progesterone and its withdrawal are responsible for triggering the monthly shedding of the lining of the uterus, which a woman experiences prior to menopause as her menstrual period.

         Progestin is a synthetic hormone that acts similarly to progesterone, but is not produced by the body. Progestin is usually taken with estrogen by women with a uterus because, if estrogen is given alone, it can cause excessive growth of the lining of the uterus. This overgrowth may lead to uterine cancer. Taking progestin with estrogen lowers the risk of developing this condition.

         Recently, a large study sponsored by the Women's Health Initiative involving 16,000 women came to an abrupt end prior to its intended 2005 finish date when new data showed that estrogen-progestin hormone replacement therapy increases the risk of breast cancer, heart attacks, strokes, and blood clots. The trial was the first and only large study comparing the effects of combination estrogen-progestin hormone replacement therapy with placebos in healthy women. The Women's Health Initiative study results were released early because of the impact of the results that could affect the six million American women on hormone replacement therapy. Up until the results of this study were released, the medical community encouraged women that had not had a hysterectomy to use hormone replacement therapy when reaching menopause. The estrogen-progestin combination had been a common prescription for decades.

Male Hormone Therapy

         Andropause is directly linked to decreasing testosterone levels in the aging male. Testosterone is a hormone that has a unique effect on a man's total body. Testosterone is produced in the testes and in the adrenal glands. It is to males what estrogen is to females. The concept of a male andropause has been more controversial than that of the female menopause, with many arguing that it does not exist. Part of the reason for the controversy is that, in contrast to women, men do not have a clear-cut external signpost, namely the cessation of menstruation. A man often begins to experience changes in his body somewhere between ages 40 and 55. These bodily changes may be accompanied by changes in attitudes and moods.

         Testosterone helps to build muscle and is essential for normal sexual behavior. It also affects many metabolic activities such as production of blood cells in the bone marrow, bone formation, lipid metabolism, carbohydrate metabolism, liver function and prostate gland growth. The impact of decreasing androgens is known as andropause, also called "male menopause". It is a normal part of aging, although for some men it is accompanied by a gradual and undesired decline in their sexuality, mood and overall energy.

         Testosterone plays an essential role in the development of the normal male and in the maintenance of many male characteristics, including muscle mass and strength, bone mass, libido, potency, and spermatogenesis. Androgen deficiency occurs with disorders that damage the testes, including traumatic or surgical castration (primary testicular failure) or disorders in which the gonadotropin stimulation of the testes is reduced (hypogonadotropic hypogonadism). The clinical manifestations of androgen deficiency depend on the age at onset and the severity and duration of the deficiency. In adult males, these manifestations may include reduced body hair, decreased muscle mass and strength, increased fat mass, decreased hematocrit, decreased libido, erectile dysfunction, infertility, osteoporosis, and depressed mood. The forms of androgen replacement currently available in the United States are intramuscular depot injections of testosterone esters, oral tablets of testosterone derivatives, and transdermal patches and gels. For most patients, androgen replacement therapy with testosterone is a safe, effective treatment for testosterone deficiency.

         Although the range of normal values varies among laboratories, morning testosterone values below 12 nmol/L (350 ng/dL) suggest a testosterone deficient state. Testosterone levels fall gradually as men grow older, but most elderly men have testosterone levels that are in the low-normal range for younger men. Approximately 50% of the circulating testosterone is tightly bound to sex hormone binding globulin produced by the liver, so that increased or decreased levels of sex hormone binding globulin influence the measured testosterone level. The most accurate indicator of hypogonadism is the concentration of testosterone that is not bound to sex hormone binding globulin (the concentration of bioavailable testosterone or free testosterone).

Men with hypogonadotropic hypogonadism have low plasma testosterone levels and luteinizing hormone levels that may be low or low-normal.

         Benefits of androgen replacement therapy include increased body hair and beard growth, energy, hematocrit, muscle mass, strength and stamina, increased ability to perform more physically demanding tasks, and an overall increase in the sense of well-being, confidence, and motivation. Untreated hypogonadism is a prominent cause of osteoporosis in men. Bone mineral density is increased by testosterone replacement in hypogonadal men, and the concomitant increase in muscle mass and strength may help prevent falls that predispose older men to fractures.

         Although the benefits of androgen replacement therapy are clear, the delivery of testosterone to hypogonadal men in a way that approximates normal patterns and levels poses a therapeutic challenge. Much effort has been devoted to developing the ideal androgen replacement therapy. It is generally agreed that such therapy would deliver physiological amounts (3-10 mg/d) of testosterone, produce consistent levels of testosterone within normal physiological ranges, and mimic the circadian patterns of hormone levels found in healthy young men. It would have a good safety profile without adverse effects on the prostate, serum lipids, liver, or respiratory function. Finally, it would be "patient-friendly".

                 SCIENTIFIC RATIONALE FOR OUR PROPOSED PRODUCTS

Female Health

         Our products that are intended to treat several key female health indications are based on a new class of compounds licensed from the NIH. Please refer to "Risk Factors--We licensed our rights to the Progenta products from the NIH pursuant to a license agreement and may not be able to fulfill our commitments and obligations under such agreement, thereby risking forfeiture of our rights." These compounds, collectively called Progenta, possess strong potential in blocking the activity of progesterone while being effectively devoid of the adrenal hormone blocking activity, antiglucocorticoid activity, of other drugs in this class. NIH researchers accomplished this feat by modifying an existing class of compounds at a position on the molecule previously unexplored. This work led to the surprising outcome of a new class of molecules that preserved the progesterone blocking activity of the original compounds but that were now free of the problematic antiglucocorticoid action of the parent drugs.

         Glucocorticoids are hormones produced in the adrenal glands of both men and women and are important in a variety of metabolic and stress-related activities in humans. Chronic administration of drugs with antiglucocorticoid activity can lead to a condition known as adrenal insufficiency by blocking the activity of the hormones produced by the adrenals. The hormones produced by the adrenal gland have numerous important functions, so it is not surprising that deficiencies of these hormones can lead to a wide variety of symptoms. The type and severity of symptoms depend on the speed with which the condition develops, the degree of the hormone deficiency, the underlying cause of the condition, and other stresses on the body. Patients experiencing primary adrenal insufficiency experience fatigue, generalized weakness, loss of appetite and weight loss. Other common symptoms include darkening of the skin, gastrointestinal symptoms such as nausea and vomiting, hypotension, and muscle and joint pain. In secondary or tertiary forms of the condition, individuals could also experience symptoms of hypoglycemia (low blood sugar) that include sweating, anxiety, trembling, nausea and palpitations.

         By selectively blocking the proliferative activity of the important female hormone progesterone, management believes Progenta could play an important role in controlling reproductive organ based proliferative diseases in women. These conditions include uterine fibroids, endometriosis and breast cancer. Progenta could also be important in the development of a new class of female hormone replacement drugs that do not contain progestins, the agent most strongly linked to the adverse effects seen in recent long term hormone replacement studies.

         Uterine Fibroids

         In the early 1990's, Michael Kettel and others at the University of California, examined the hypothesis that blockade of the action of progesterone may be effective in the treatment of ovarian steroid dependent disease processes in women. The two indications explored by the researchers were uterine fibroids and endometriosis. They chose these two conditions because both fibroids and endometriosis are sensitive to hormone manipulation.

         In the case of fibroids, B.M. Clark and others (Clark BM, Johnson JV, Contemp. Ob/Gyn, Jan 2000) clearly showed the effects of sex hormone deprivation on fibroid volume by evaluating volume changes in postmenopausal women on or off hormone replacement therapy (HRT).

                            VOLUME CHANGE OF FIBROIDS
                          AFTER 6 MONTHS ON OR OFF HRT

                                     [GRAPH]

                              HRT          No HRT
                              ---          ------
% Change                      5.3          (50.8)

                                   Clark et al

         Murphy and Kettel (J. Clin. Endocrinol. Metab., 76, 513-517) showed that daily administration for 3 months of an antiprogestational agent at a dose of 50 mg, in 10 normally cycling women with fibroids, reduced fibroid volume by nearly 50%. This blockade was unaccompanied by significant estrogen changes during the course of the study. More interestingly, the volume reduction of the fibroids closely mirrored that seen after 6 months of complete hormone deprivation due to cessation of ovarian secretions in post menopausal women, suggesting an enhanced role for progesterone in the control of fibroid growth. Although the effects on fibroids were promising in this study, as expected, the early antiprogestational agent used in the trial exhibited antiglucocorticoid activity.

                     ANTIPROGESTIN EFFECT ON FIBROID VOLUME

                                     [GRAPH]

                                     WEEKS
                              -------------------
                               0     4    8    12
                              ---   --   --    --
% Change                      100   80   60    49

                                Murphy and Kettel

         Unlike the compound used in the Murphy and Kettel study, Progenta appears to have equivalent or superior antiprogestational activity without the accompanying antiglucocorticoid activity, thereby providing an opportunity for the drug to be used in either a sub chronic or chronic manner. The NIH has developed in vivo data for Progenta that exhibits the characteristics necessary for a successful drug compared to the molecule used by the aforementioned researchers. In the following two graphs, CDB-2477 is the NIH designation for the compound used in the Murphy and Kettel studies.

                                    PROGENTA
          Inhibition of Progesterone Induced Endometrial Proliferation
                                  in the Rabbit

                                     [GRAPH]

             mgs Administered Orally
             -----------------------
                2mg    4mg   8mg
                ---    ---   ---
                 % Inhibition
CDB-2477         4     10    20
Progenta        60     85    95




                                    PROGENTA
                Determination of Antiglucocorticoid Activity Via
                  Methylprednisolone Induced Thymus Involution

                      INCREASED THYMUS WEIGHT FUNCTION OF
                           ANTIGLUCOCORTICOID ACTIVITY

                                     [GRAPH]

                    Total Dose (mg)
                  -------------------
                  3mg    6mg     12mg
                  ---    ---     ----
                  Thymus Weight (mg)
CDB-2477          225    525     675
Progenta          200    210     300

                                    NIH Data

         The NIH data suggests that Progenta has nearly a fivefold improvement in antiprogestin activity compared to the highly studied CDB-2477. Furthermore, Progenta exhibited a mere fraction of the antiglucocorticoid activity of the aforementioned obsolete progesterone blocker. We believe this data, combined with the human experience as demonstrated in the work of Murphy, et al. of CDB-2477, demonstrates the potential of Progenta in the treatment of uterine fibroids.

         Endometriosis

         Endometriosis implies the presence of endometrial-like glands and stroma outside the confines of the uterus. Monthly proliferation of these lesions, secretory gland formation, and hemorrhage in synchronization with the ovarian/menstruation cycle causes debilitating pain in women inflicted with this condition. One of the most efficacious drug based therapies developed to date utilizes continuous administration of GnRH agonists. This treatment induces a state of pseudomenopause due to the drug's ability to suppress pituitary gonadotropins which results in inhibition of ovarian hormone secretion. While on this therapy, women experience a relief of their symptoms. However, the treatment cannot be continued beyond 6 months due to the adverse effects, including bone loss, on account of the prolonged hormone deprivation caused by the therapy.

         Drugs like Progenta have the potential to bind to progesterone receptors thereby blocking receptor-ligand activity. They also appear to possess antiproliferative and antivascular activities that have been shown in laboratory primate studies. Preliminary studies with CDB-2477 show that these compounds promptly ameliorate pain in women with persistent endometriosis (Kettel et al, Fertil. Steril. 56:402-407). D.R. Grow and fellow researchers reported on a primate study in the Journal of Clinical Endocrinology and Metabolism, Vol. 81, No. 5, that showed the effects of both a GnRH agonist and an antiprogestin, CDB-2477, on an induced state of endometriosis in the cynomolgus monkey. They further evaluated bone density in a 9 month long study.

                 Comparative Effects of GnRH-a and Progesterone
                Blockade on Endometriotic Lesions in the Monkey

                                     [GRAPH]

             Pre-treatment  3 Months  6 Months  9 Months
             -------------  --------  --------  --------
               % of Remaining Peritonial Endometriosis
GnRH-a            100          25       20         25
CD-2477           100          20        5          5
Control           100         116       80         90

                                   Grow et al

         Furthermore, the study of J.P. Wolf et al showed that estrogen levels were unchanged in the antiprogestin group compared to controls, whereas estrogen was dramatically suppressed in the GnRHa group. These findings mirrored the effects on hormones seen in the human pilot study of Kettel using the same compound CDB-2477.

                 Comparative Effects of GnRH-a and Progesterone
                     Blockade on Bone Density in the Monkey

                                     [GRAPH]

             0 Time   3 Months  6 Months   12 Months
             ------   --------  --------   ---------
                Change in Bone Density (gm/sq.cm
Control         0       0.015      0.02       0.015
GnRH-a          0      (0.031)    (0.04)     (0.04)
CDB-2477        0        0.04      0.02       0.029


                                   Wolf et al

         Recently, through funding via a Phase I SBIR, we have shown that Progenta exhibits similar effects as CDB-2477 on monkey endometrium. See Exhibit
(a)(5)(C) filed with this Offer to Purchase. This Exhibit is not included in the package to our stockholders, but we will provide a copy to any stockholder upon request. Subsequent to that finding, we were awarded a Phase II SBIR grant in excess of $800,000 to replicate the findings of Wolf in cynomolgus monkeys using Progenta. Initial results from this effort should be available to us by the end of 2003. If the Wolf study can be replicated, the potential of Progenta for the treatment of endometriosis is greatly enhanced.

         Breast Cancer

         Growth of the normal mammary gland involves proliferation, differentiation, programmed cell death and remodeling of the basement membrane in response to the hormonal tides of the menstrual cycle and pregnancy and lactation. These processes involve a balance between the actions of progesterone and estrogen. Although it is generally accepted that estrogen is the major adverse hormone in onset and progression of breast cancer, studies suggest that progesterone and its synthetic analogs, the progestins, may be more important than estrogen as an ovarian stimulus in driving proliferation of human mammary epithelium. One might expect that certain aspects of these complex progestin regulated events might be retained in breast cancer.

         In experiments conducted by Bakker et al, (J. Steroid Biochem. Molec. Bio., 37, 789-794) a rat breast cancer tumor model was used to study the effects of CDB-2477 on tumor load. The study compared a progestin, the antiprogestin CDB-2477, tamoxifin and a combination of CDB-2477 and tamoxifin to controls. Only CDB-2477 and tamoxifin containing treatments achieved a statistically significant reduction of tumor load. The best outcome was that of the CDB-2477/tamaxofin combination. The animals were dosed for a period of three weeks.

                     Relative Effects on Mammary Tumor Load
                                   in the Rat


                                     [GRAPH]

                     PERCENT OF
                  CONTROL TUMORS
                  --------------
Control                100
Progestin               90
CDB-2477                65
Tamoxifin               75
CDB-2477+Tamoxifin      25

Dosages per kg body weight:
Progestin: 10mg, CDB-2477: 10mg Tamoxifin: 400ug


         Preliminary results from work funded via a Phase I SBIR show that Progenta performs as well as CDB-2477. See Exhibit (a)(5)(C) filed with this Offer to Purchase. Again, however, because of the lack of any significant antiglucocorticoid activity, management believes Progenta will be able to be used at higher doses and for a longer duration than CDB-2477.

         Hormone Replacement Therapy

         Women on estrogen replacement therapy (ERT) often experience endometrial proliferation due to the actions of unopposed estrogens on the uterus. The unwanted uterine bleeding that results from this phenomenon is one source of high patient non-compliance with this kind of therapy. The incidence of endometrial cancer is also enhanced under ERT. The introduction of a progestin along with an estrogen (now termed Hormone Replacement Therapy or HRT) has proven to be an advantage, particularly in terms of the reduction of endometrial hyperplasia and cancer. Surprisingly, antiprogestins alone have definite antiproliferative effects on the endometrium (see below), some of which can be attributed to non-classical, noncompetitive antiestrogenic effects on the endometrium that have been described for more than ten years. This observation could allow for the replacement of progestins with a suitable antiprogestin in future HRT formulations, thereby maintaining the current beneficial aspects of HRT but avoiding the newfound concerns associated with the current therapy.

         The proliferative action of natural progesterone or synthetic progestins such as medroxy progesterone acetate (MPA or Provera) on the human breast negatively impacts the utility of HRT. Indeed, any potential for protection against breast cancer would be a major advantage for a new kind of post-menopausal therapy.

         Women fear breast cancer. A Gallup poll in 1995 showed that women put their risk of dying from breast cancer at 40% and their risk of dying from cardiovascular disease at 20% whereas the true risks are 4% and 40%, respectively. We need go no further than this 10-fold higher perception of cancer risk to understand the depth of the anxiety that American women have about this disease. The recent results of the Women's Health Initiative trials that indicate enhanced risk of cardiovascular disease with standard HRT has come as a shock to clinicians and their patients. Early reports suggest that women are rethinking their choices for the relief of symptoms associated with menopause. Hormone-like chemical entities for therapy must be prepared to address, if not in fact to calm, those fears. The suggestion that Progenta opposes breast cancer in rodents in our initial studies may take on great significance, since we believe Progenta does not present the risk of cardiovascular disease that standard HRT treatment presents.

         Current HRT therapies do not afford an appropriate level of protection against breast cancer. Antiprogestins, such as Progenta, exhibit antiproliferative effects on both the breast and endometrium. Thus, management believes that a combination of estrogen with an antiprogestin such as Progenta has the potential to result in the retention of the favorable effects of estrogen plus a suppression of uterine bleeding and reduction of the risk of breast cancer.

         In our initial primate study, a full thickness uterine biopsy was obtained by hysterotomy. The pathologist who read the samples was blinded to the treatment groupings. Important parameters of the specimen were height of the endometrial layer, developmental stage, mitotic indices for the glands and stroma, and the cycle-dependent classification of the glands in the endometrial layer. Separate histological assessments were made of the glands and stroma. Previous long-term dosing experiments indicated that the antiprogestin CDB-2477 could reduce the thickness of the endometrium. The control group and the CDB-2477-treated groups are negative and positive controls for effects on the endometrium and the results of this study are consistent with the cynomolgus monkey model. Results are given visually in the following figure and confirm that Progenta used intermittently reduced the height of the endometrium of treated monkeys compared to controls and the results were not different than those seen with CDB-2477. See Exhibit (a)(5)(D) filed with this Offer to Purchase as well as the graph below. This Exhibit is not included in the package to our stockholders, but we will provide a copy to any stockholder upon request.

              Micrographs of Cynomolgus Endometrium after Treatment

                 CONTROL             CDB-2477              Progenta

                 [PICTURE]           [PICTURE]             [PICTURE]

         The results from the study show a reduction in the height of the endometrium and its development, a change in the mitotic index, and changes in the glands and stroma concomitant with antiprogestational effects. In addition, both antiprogestins used in the study did not affect serum estrogen or progesterone, nor do they appear to consistently affect ovulation when used once every 7 days. Unlike CDB-2477, Progenta does not result in a transient rise in serum cortisol, i.e., it does not appear to have strong antiglucocorticoid activity. The fact that effects of these antiprogestins were seen in primates in the face of normal levels of estrogen and progesterone speaks to their strong activity as drugs. See Exhibit (a)(5)(C) filed with this Offer to Purchase. Progenta's lack of antiglucocorticoid activity suggests that this new antiprogestin could open the door to untapped potential for improved drugs for the treatment of a variety of female health conditions.

Male Hormone Therapy

         Testosterone replacement therapy in aging males has gained increasing interest as a viable market opportunity. Androgel, developed by Unimed and marketed by Solvay, achieved a sales rate of $100 million in the US in the first year. Like all of the other significant testosterone therapies, Androgel is a topical agent that is used daily. The market is anticipated to grow to nearly a billion dollars within the next several years as aging and the resulting effects on lifestyle become increasingly important. Waning testosterone has been associated with a host of physical and mental conditions experienced by the aging male, including loss of muscle tone, reduction of libido and deterioration of certain cognitive functions. Unlike the existing therapies, we anticipate that Androxal will be a once a day oral therapy that acts centrally thereby causing an increase in certain hormones which stimulate increased production of testosterone by the testis.

                            Testosterone Replacement
                           Market Trends (Year 2000)

                                     [GRAPH]

                     Feb. 00   Apr. 00   Jun-00   Aug. 00   Oct. 00   Dec. 00   Jan. 01
                     -------   -------   ------   -------   -------   -------   -------
                                                   $000
Androgel                  0         0     1,069    2,756     5,403     8,614     6,635
Oral Testosterone       921       885     1,202      967       914     1,108       894
Alza                  1,301     1,292     1,911    1,342     1,374     1,720     1,313
Watson                1,520     1,699     2,196    1,678     1,533     2,144     1,646
Injectables           1,241     1,301     1,884    1,501     2,003     2,469     2,084


         Administration of Androgel is associated with several side effects. Data from the Physicians Desk Reference indicate that the most common side effects (those greater than 2%) probably related to the drug include adverse effects on cholesterol, acne, application site reactions and prostate disorders. Increasing PSA levels were clearly dose dependent with the 10 gram dose affecting 18% of patients compared to the 2.8% of patients experiencing PSA increases while on the 5 gram dose. Similarly, increases in abnormal lab tests including cholesterol levels were worsened in 6.3% and 4.2% of men using the Androgel therapy respectively.

         A comparison of information on Androgel found in the Physicians Desk Reference with published mixed isomer data shows that peak blood levels of testosterone using Androgel exceeds the normal ranges for the hormone, whereas the mixed isomers maintain testosterone levels near half the normal maximum level (550 ng/ml compared to 1190 ng/ml for maximum normal levels). See graph below.

                 Mixed Isomer Performance Compared to Androgel

                                     [GRAPH]

Androgel Levels from PDR, 2001 Edition
Reference: Effect of Raising Endogenous Testosterone..., Journal of Clinical Endocrinolgy and Metabolism, Vol. 80, No. 12, 1995


         The excursions, outside normal ranges, experienced at peak Androgel exposures could be the main factor related to the increased side effects associated with the higher doses of Androgel. The mixed isomers, on the other hand, achieve a consistent exposure of endogenous testosterone. See above graph. Furthermore, unlike the Androgel product, endogenous production of testosterone would not provide the significant negative feedback via administration of high concentrations of exogenous testosterone, which has been linked to numerous potential adverse effects. E. Wespes et al, International Journal of Impotence Research (2002) 14, Suppl. 1, S93-S98 conclude, "Current medical treatments for androgen supplementation include oral tablets, intramuscular injections, and scrotal and nonscrotal patches. Unfortunately, none of these preparations mimic the circadian rhythm, even if some of them may approximate the circadian rhythm by dose adjustments. Moreover, the androgen supplementation could have adverse effects on different organs, namely, the liver, lipid profile, cardiovascular disease, prostate, sleep disorders, and emotional behavior." Unlike treatments like Androgel, management believes that

Androxal has the greatest potential to restore near normal levels of testosterone, in as close to a natural process as possible, via restoration of testicular production of this important male hormone.

Risk Factors

         Following is a description of some of the risks associated with the implementation of our business model as represented by the description above. Please review each carefully in making a determination as to whether to tender your Shares or to remain as an investor in the Company.

         o WE WILL REQUIRE SUBSTANTIAL ADDITIONAL CAPITAL TO BRING PROGENTA, ANDROXAL AND OUR OTHER PRODUCTS TO MARKET AND WE CANNOT ASSURE THAT ADDITIONAL FUNDING WILL BE AVAILABLE ON ACCEPTABLE TERMS OR AT ALL.

         We have experienced negative cash flows from operations since our inception and have funded our activities to date primarily from equity financings and funds received through collaborative agreements. As a result of the payment of the aggregate Purchase Price upon completion of the Offer, we will continue to have the need for substantial funds to continue research and development, including preclinical studies and clinical trials of Progenta, Androxal and our other products and to commence sales and marketing efforts if FDA and other regulatory approvals are obtained.

         As stated above, we believe that we will need approximately $3 million to fund the initial phase of our development program for Progenta and Androxal, which we believe our remaining capital following the Offer should cover, but we also believe we will need substantial additional capital following this initial phase to develop Progenta, Androxal and any other products through to commercial viability, assuming development is successful. We believe that our existing capital resources will be sufficient to fund our operations through fiscal 2004. However, our capital requirements through this initial phase and beyond will depend on many factors, including but not limited to:

         1. the problems, delays, expenses and complications frequently encountered by development stage companies,

         2. the progress of our preclinical and clinical activities,

         3. the costs and timing of seeking regulatory approvals of Progenta, Androxal and our other products,

         4. our ability to obtain regulatory approvals,

         5. the success of our or our collaborators' sales and marketing programs,

         6. the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and

         7. changes in economic, regulatory or competitive conditions of our planned business.

         Estimates about the adequacy of funding for our activities are based on certain assumptions, including the assumption that the development and regulatory approval of our products can be completed at projected costs and that product approvals and introductions will be timely and successful. There can be no assurance that changes in our research and development and clinical development plans, acquisitions or other events will not result in accelerated or unexpected expenditures.

         To satisfy our potential capital requirements if our current capital does not adequately cover our initial phase of development of Progenta and Androxal and to satisfy our known future capital requirements for further development of Progenta and Androxal, we will most likely seek to raise additional funds in the public or private capital markets. If adequate funds are not available, we may be required to:

         o obtain financing with terms that may have the effect of diluting or adversely affecting the holdings or the rights of the holders of our common stock,

         o curtail significantly one or more of our research or development programs,

         o obtain funds through arrangements with future collaborative partners or others that may require us to relinquish rights to some or all of our technologies or products, or

         o        dissolve and liquidate the Company.

         o THERE ARE SUBSTANTIAL UNCERTAINTIES RELATED TO THE DEVELOPMENT OF PROGENTA AND ANDROXAL GIVEN THEIR EARLY STAGE OF DEVELOPMENT.

         THE TECHNOLOGIES WE ARE DEVELOPING ARE AT AN EARLY STAGE. WE HAVE NO DATA TO SUPPORT THE EFFICACY OF PROGENTA AND ANDROXAL IN HUMANS. OUR TECHNOLOGIES, INCLUDING PROGENTA AND ANDROXAL, MAY HAVE NO CLINICAL EFFECT, OR EVEN IF THEY DO, THEY MAY NOT DEMONSTRATE SUFFICIENT EFFICACY TO WARRANT APPROVAL BY THE FDA OR OTHER SIMILAR REGULATORY BODIES. IN ADDITION, THERE IS NO ASSURANCE THAT FUTURE HUMAN STUDIES WILL DEMONSTRATE THE SAFETY OF THESE PRODUCTS.

         AS A RESULT, AN INVESTMENT IN, AND OUR DEVELOPMENT OF, THESE TECHNOLOGIES IS HIGHLY SPECULATIVE AND COULD RESULT IN NEITHER PROGENTA, ANDROXAL NOR ANY OF OUR OTHER PRODUCTS REACHING COMMERCIAL VIABILITY.

         FINALLY, THE TIMING OF OUR STUDIES IS CRITICAL TO OUR ABILITY TO RAISE THE FUNDS WE NEED TO CONTINUE TO DEVELOP OUR TECHNOLOGIES. IF WE ARE UNABLE TO RECEIVE TIMELY DATA, OR IF OUR DATA IS UNFAVORABLE, WE MAY NOT BE ABLE TO CONTINUE TO DEVELOP OUR TECHNOLOGIES OR WE MAY BE REQUIRED TO UNDERTAKE ONE OF THE EVENTS DESCRIBED IN THE BULLETS IN THE IMMEDIATELY PRECEDING RISK FACTOR.

         We will continue to be a development stage company with no approved products in a major country. There can be no assurance that our products, including Progenta and Androxal, will be approved in the future. Companies in the development stage typically encounter problems, delays, expenses and complications, many of which may be beyond our control. These include, but are not limited to, unanticipated problems and costs relating to the development, testing, production and marketing of our products, regulatory approvals and compliance, availability of adequate financing and competition. There can be no assurance that we will be able to complete successfully the transition from a development stage company to the successful introduction of Progenta, Androxal or other commercially viable products. We have generated only limited revenue from product sales since our inception and none from either Progenta or Androxal.

         o        WE HAVE A HISTORY OF OPERATING LOSSES AND A LARGE ACCUMULATED
                  DEFICIT.

         We have experienced significant operating losses in each fiscal year since our inception. As of December 31, 2002, we had an accumulated deficit of approximately $79.7 million. Our ability to achieve profitability will depend, among other things, on successfully completing the development of our products, obtaining regulatory approvals, establishing marketing, sales and manufacturing capabilities or collaborative arrangements with others which possess such capabilities, and raising sufficient funds to finance our activities. There can be no assurance that we will be able to achieve profitability or that profitability, if achieved, can be sustained.

         Additionally, our ability to use these operating losses to offset future income for federal income tax purposes may be impaired by the Offer or other transactions. See "Section 3. United States Federal Income Tax Consequences--Federal Tax Consequences to Zonagen's NOL Carryforwards."

         o THERE IS SUBSTANTIAL UNCERTAINTY IN OUR ABILITY TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY.

         Our ability to commercialize our products will depend, in part, on our or our licensors' ability to obtain patents, enforce those patents and preserve trade secrets and on our own ability to operate without infringing on the proprietary rights of third parties. Of our patents and patent applications, one pending PCT application and two pending US patent applications are related to Androxal(TM). These applications are directed primarily to the trans-isomer of clomiphene, including compositions and methods of use. These patent applications are based on the use of trans-clomiphene as an antiestrogen.

         PCT Application No. PCT/US02/21524 filed on July 9, 2002 (WO 03/005954 published January 23, 2003)(the "'21524 Application"), which claims priority to U.S. Provisional Patent Application No. 60/304,313 filed July 9, 2001, includes the use of trans-clomiphene for increasing the levels of testosterone in males. U.S. Patent Application No. 10/427,768 filed April 30, 2003 (the "'768 Application"), which claims priority to the '21524 Application as a continuation-in-part, encompasses the use of trans-clomiphene for reducing cholesterol levels in both males and females. On November 12, 2003, we filed a U.S. continuation-in-part patent application claiming priority to the '21524 and '768 Applications entitled "Methods and Compositions for Treating Wasting and Lipodystrophy," which is directed to treating wasting and lipodystrophy, for example in AIDS patients.

         The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. There can be no assurance that any patent applications owned by or licensed to us will result in issued patents, that patent protection will be secured for any particular technology, that any patents that have been or may be issued to us or our licensors will be valid or enforceable, that any patents will provide meaningful protection to us, that others will not be able to design around the patents, or that our patents will provide a competitive advantage or have commercial application. The failure to obtain adequate patent protection would have a material adverse effect on us and may adversely affect our ability to enter into, or affect the terms of, any arrangement for the marketing of any product.

         There can be no assurance that patents owned by or licensed to us will not be challenged by others. We could incur substantial costs in proceedings, including interference proceedings before the United States Patent and Trademark Office and comparable proceedings before similar agencies in other countries in connection with any claims that may arise in the future. These proceedings could result in adverse decisions about the patentability of our inventions and products, as well as about the enforceability, validity or scope of protection afforded by the patents.

         There can be no assurance that the manufacture, use or sale of Progenta, Androxal and our other product candidates will not infringe patent rights of others. For example, U.S. Patent No. 6,391,920 issued on May 21, 2002 (the "'920 Patent") and is directed to a method of treating androgen deficiency in men using an anti-estrogen such as clomiphene. The earliest priority date of the '920 Patent is May 26, 2000 based on a U.S. provisional application. We may be unable to avoid infringement of the patent rights of others and may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. There can be no assurance that a license will be available to us on terms and conditions acceptable to us, if at all, or that we will prevail in any patent litigation. Patent litigation is costly and time-consuming, and there can be no assurance that we will have sufficient resources to bring any possible litigation related to such infringement to a successful conclusion. If we do not obtain a license under such patents, or are found liable for infringement, or are not able to have such patents declared invalid, we may be liable for significant money damages, may encounter significant delays in bringing Progenta, Androxal and our other products to market or may be precluded from participating in the manufacture, use or sale of Progenta, Androxal or our other products or methods of treatment requiring such licenses.

         We also rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent we rely on trade secrets and unpatented know-how to maintain our competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. We seek to protect trade secrets and proprietary knowledge, in part, through confidentiality agreements with our employees, consultants, advisors, collaborators and contractors. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to our products, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on us.

         o WE FACE SIGNIFICANT AND COSTLY GOVERNMENTAL REGULATION WITH NO ASSURANCE OF REGULATORY APPROVAL.

         Our research and development activities, preclinical studies, clinical trials and the manufacturing and marketing of our products are subject to extensive regulation by the FDA and other regulatory authorities in the US. These activities are also regulated in other countries where we intend to test and market our products.

         Any drug we develop, including Progenta, must undergo an extensive regulatory approval process before it may be marketed and sold. The standard process required by the FDA before a pharmaceutical agent (including Progenta) may be marketed in the US includes:

         1. preclinical tests;

         2. submission to the FDA of an IND which must become effective before human clinical trials may commence;

         3. adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended application;

         4. submission of an NDA to the FDA; and

         5. FDA approval of the NDA prior to any commercial sale or shipment of the drug.

         The regulatory process, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent FDA regulatory approval. Although the FDA may have been consulted in developing protocols for clinical trials, that consultation provides no assurance that the FDA will accept the clinical trials as adequate or well-controlled or accept the results of those trials as establishing safety or efficacy. In addition, delays or rejections may be encountered based on changes in FDA policy for drug approval during the period of product development and FDA regulatory review of each submitted NDA. Similar delays and rejections may also be encountered in foreign countries.

         There can be no assurance that regulatory approval will ever be obtained for Progenta or any other drugs we develop. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed or may be conditioned on post-marketing surveillance studies. Further, even if such regulatory approval is obtained, a marketed drug, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including a withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in warning letters, fines, suspensions or withdrawals of regulatory approvals, product recalls or seizures, operating restrictions, injunctions, civil penalties and criminal prosecution. Further, additional government regulation may be established that could prevent or delay regulatory approval of our products.

         Our business is also subject to regulation under state and federal laws regarding environmental protection, hazardous substances control, and exposure to blood-borne pathogens. These laws include the federal environmental laws, the Occupational Safety and Health Act, and the Toxic Substance Control Act. Any violation of, and the cost of compliance with, these laws and regulations could adversely affect us. There can be no assurance that statutes or regulations applicable to our business will not be adopted that impose substantial additional costs or otherwise materially adversely affect our operations.

         o WE FACE SIGNIFICANT COMPETITION WITH MANY COMPANIES WITH SUBSTANTIALLY GREATER RESOURCES THAN WE HAVE AND OTHER POSSIBLE ADVANTAGES.

         We are engaged in pharmaceutical product development, an industry that is characterized by extensive research efforts and rapid technological progress. Many established pharmaceutical and biotechnology companies, universities and other research institutions with resources significantly greater than ours are marketing or may develop products that directly compete with our products, such as Lupron Depot, a competitor of Progenta which is manufactured by Tap Pharmaceuticals. These entities may succeed in developing products that are safer, more effective or less costly than our products. Even if we can develop products which should prove to be more effective than those developed by these and other companies, these and other companies may be more successful than us because of greater financial resources, greater experience in conducting preclinical studies and clinical trials and in obtaining regulatory approval, stronger sales and marketing efforts, earlier receipt of approval for competing products (such as Lupron Depot) and other factors. If we commence significant commercial sales of our products, we or our collaborators will compete in areas in which we have no experience, such as manufacturing and marketing. There can be no assurance that our products, if commercialized, will be accepted and prescribed by healthcare professionals.

         o WE FACE MANUFACTURING UNCERTAINTIES AND MAY HAVE TO RELY ON THIRD-PARTY SUPPLIERS.

         We do not have any manufacturing facilities and do not expect to establish any significant manufacturing capacity in the near future. Thus, our ability to produce product to support product approvals, if secured, or ongoing or future clinical trials will most likely depend upon third party suppliers that we do not control and that may or may not deliver the manufactured product required.

         o WE FACE THE POSSIBILITY OF MOVING TO THE NASDAQ SMALLCAP MARKET AND POTENTIAL DELISTING FROM THE NASDAQ MARKET ENTIRELY.

         Nasdaq has established rules and policies with respect to the continued listing of securities on Nasdaq. In executing these policies, Nasdaq has established standards and identified events following which it will normally consider suspending dealings in or removing a security from listing (delisting) on Nasdaq. The Nasdaq National Market has a requirement that a listed company have at least $10 million in stockholders' equity in order to remain listed on the National Market. We believe that the completion of this Offer may have the effect of dropping us below this requirement. We believe, but cannot assure, that in the event our financial statements included in our SEC filings following completion of the Offer demonstrate noncompliance with this requirement, we would be sent a notice and given the opportunity to move to the Nasdaq SmallCap Market without having to meet the SmallCap Market initial listing requirements. We would be required to pay the initial listing fee for the SmallCap Market in this situation. If we do fall below this requirement and are given notice by Nasdaq of this occurrence, we intend to move to the SmallCap Market if Nasdaq permits such a move.

         The Nasdaq SmallCap Market has a requirement that an issuer have at least $2.5 million in stockholders' equity for continued listing. There is a strong likelihood that we may drop below this requirement during the second quarter of 2004 if we are not able to obtain financing prior thereto.

         Both of the Nasdaq markets have a minimum bid price per share requirement for listed securities of $1.00. It is possible that our price per share could fall below this minimum amount upon completion of the Offer. In the event of this occurrence, we would most likely take action to bring the Company into compliance by conducting a reverse stock split. If we are forced to delist the Shares and we do not qualify for listing on another exchange or in a consolidated quotation system, shares might continue to be traded as an unlisted company in an over-the-counter market, or "pink sheets," although there can be no assurance of any trading activity or level of liquidity should our common stock be delisted from Nasdaq.

         o        STOCKHOLDERS FACE THE RISKS OF HOLDING "PENNY STOCKS."

         If Nasdaq delisted our common stock, it could become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of the holders of our common stock to sell their shares in the secondary market.

         SEC Regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. The SEC also requires disclosure about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, the SEC requires monthly statements to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         These penny stock restrictions will not apply to our common stock if Nasdaq continues to list it and has certain price and volume information provided on a current and continuing basis or meets certain minimum net tangible assets or average revenue criteria. We cannot ensure that our common stock will qualify for exemption from these restrictions. Even if our common stock were exempt from such restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to prohibit any person engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest. If our common stock were subject to the rules on penny stocks, the market liquidity for our common stock could be severely and adversely affected.

         o WE LICENSED OUR RIGHTS TO THE PROGENTA PRODUCTS FROM THE NIH PURSUANT TO A LICENSE AGREEMENT AND MAY NOT BE ABLE TO FULFILL OUR COMMITMENTS AND OBLIGATIONS UNDER SUCH AGREEMENT, THEREBY RISKING FORFEITURE OF OUR RIGHTS.

         Our rights to Progenta, our leading compound in the female health area, are licensed exclusively to us from the NIH under a license agreement dated April 5, 1999. This license agreement contains numerous detailed performance objectives, with time sensitive dates for compliance therewith, relating to clinical development and commercialization activities required by us or our designated third party providers, as well as additional financial milestones and royalties. For example, we are currently required to submit our IND related to the use of Progenta for uterine fibroids by July 2004 and to file our NDA for such product by July 2006. We have in the past, as a result of focusing on either our other phentolamine based products or in an effort to conserve cash while pursuing strategic alternatives, delayed certain of these activities and thereby missed some of the performance milestones. Notwithstanding these defaults, Zonagen and the NIH have agreed to amend the license agreement to revise the performance objectives and the relating date. However, there can be no assurance that we will be able to meet any or all of such performance objectives in the future on a timely basis or at all, or that, if we fail to meet any of such objectives, that the NIH will again agree to amend such agreement to our satisfaction. Should the agreement with the NIH be terminated, we would lose all rights to commercialize Progenta, which would, in all likelihood, have a material adverse effect on us and your investment in Zonagen would in all likelihood be materially adversely affected.

         o WE ARE HIGHLY DEPENDENT ON MANAGEMENT AND WILL MOST LIKELY HAVE A NEW BOARD OF DIRECTORS.

         It is anticipated that we will have at least four new directors on our Board of Directors and four of our current directors will not stand for reelection at our forthcoming annual meeting. None of the new directors, other than Messrs. Podolski and Ploth, have worked with each other before. In addition, we are highly dependent on Messrs. Podolski and Ploth for the development of our remaining technologies. While we have no reason to believe that either will terminate his relationship with us, there can be no assurance that either or both of Messrs. Podolski and Ploth will remain with us through development of our remaining technologies.

         Management

         It is anticipated that our current management team will remain with us following completion of the Offer to manage development of the above described compounds. They are as follows:

         Joseph S. Podolski. Mr. Podolski joined the Company in 1989 as Vice President of Operations and has served as our President and Chief Executive Officer and as a director since 1992. Prior to joining the Company, Mr. Podolski spent twelve years in various engineering, product development and manufacturing positions at G.D. Searle, a subsidiary of Monsanto Company. Before joining Monsanto, Mr. Podolski held positions in manufacturing, engineering, quality control and development of fine chemicals, antibiotics, pharmaceuticals and hospital products with Abbott Laboratories, Dearborn Chemical Company and Baxter Pharmaceuticals. Mr. Podolski holds a M.S. in chemical engineering from the Illinois Institute of Technology.

         Louis Ploth, Jr. Mr. Ploth has served as our Vice President, Business Development, Chief Financial Officer and Secretary since January 2001. He served as Vice President, Finance from March 1999 to January 2001. He had previously served as Chief Financial Officer and Vice President, Business Development from 1993 to 1998 and as Chief Financial Officer from 1998 to March 1999. Previously Mr. Ploth was employed by Unisyn Technologies where he served concurrently as Chief Financial Officer and as Vice President of Finance and Administration. Mr. Ploth was also Corporate Controller of Synbiotics Corporation. Mr. Ploth has over 21 years of corporate financial and business development experience with over 17 years experience in the biotechnology industry. Mr. Ploth has a B.S. degree from Montclair State College.

         Board of Directors

         It is anticipated that, other than Mr. Podolski, our current Board of Directors will not stand for reelection at our forthcoming annual meeting of stockholders and Mr. Ploth, whose biographical information appears above, will stand for election along with the following additional three individuals:

         Daniel F. Cain. Since October 1994, Mr. Cain has provided consulting services to a variety of small businesses including startups. In addition, Mr. Cain has served as interim CEO/President of three startup companies since May 2000. Mr. Cain has 35 years of broad business experience including 26 years with medical companies. Sixteen of these years were with 3 different biotech startup companies. Mr. Cain has held a wide variety of executive level management positions in both public and private companies, including as member of the Board of Directors, CEO/President, Executive V.P. and CFO. Mr. Cain was co-founder of Synbiotics Corporation and held various positions including as member of the Board of Directors, Executive V.P. and CFO. While at Synbiotics, Mr. Cain completed an initial public offering (IPO), two follow-on offerings and completed the transition from a research company to a fully integrated manufacturing and product based marketing and sales organization. Mr. Cain has taken several companies from the R&D stage to full commercial entities including numerous new medical product launches. Mr. Cain earned a BS Degree in Business from LeTourneau College and a M.B.A. in from Indiana University.

         Jean L. Fourcroy, M.D. Ph.D., M.P.H.. Since leaving the US Food and Drug Administration in 2001, Dr. Fourcroy has been a consultant to industry and a featured speaker and panel member in numerous meetings and symposia. As a Medical Officer with the FDA from 1988 to 2001, Dr. Fourcroy was involved with many aspects of the regulatory process within the Agency including the development of new drugs, devices, and diagnostic markers as well as issues of dietary supplements. Currently, she is a regulatory consultant in areas of urology and endocrinology. Her research experience includes insect physiology, developmental and reproductive biology, and occupational safety. She was appointed to the Board of the U.S. Anti-Doping Agency and is an active member of the American Urological Association, the American Society of Andrology, and Past President of the American Medical Women's Association. Dr. Fourcroy is the recipient of a 1998 American Urological Association Presidential Citation Award, the 1999 Camille Mermod Award from the American Medical Women's Association, and an Outstanding Service Award from the American Society of Andrology in April 2000. She is a featured physician in the National Library of Medicine's 2003 exhibit "Changing the Face of Medicine." Dr. Fourcroy received her M.D. from the Medical College of Pennsylvania and her Ph.D. from the University of California at San Francisco. Her surgery and urology residencies were completed at George Washington University Medical Center with Board Certification in Urology in 1981. In 1999, she received her Masters in Public Heath from the Medical College of Wisconsin.

         Zsolt Lavotha. Mr. Lavotha most recently served as President and Chief Executive Officer of Lavipharm Corp. from December 1998 to April 2003. He has more than 25 years of experience in the pharmaceutical industry. Before joining Lavipharm, he served as Head of Wyeth Europe/Africa/Middle East. He has also held a variety of positions with Pfizer, Rhone-Poulene Rorer and Wyeth. At Pfizer, he held a variety of management positions and was responsible for the successful launches of several drugs, including Norvasc, the world's leading cardiovascular drug. During his career, Mr. Lavotha has managed marketing and sales, medical affairs, clinical development, certain segments of research and development, clinical manufacturing and business operations. His experience also includes acquisitions, mergers, divestitures and co-promotion arrangements. Mr. Lavotha successfully merged Wyeth European operations with Lederle's Pharmaceutical business following American Home Product's acquisition of American Cyanamid Corporation in 1994. Mr. Lavotha earned a degree in science from Uppsala University (Sweden). He is fluent in English, Swedish and Hungarian and has a working knowledge of French and German.

                         Pro Forma Financial Information

         On November 19, 2003, we commenced a tender offer to purchase for cash up to 9,836,065 Shares at a price no greater than $2.10 nor less than $1.83 per Share. The following unaudited pro forma balance sheet as of September 30, 2003 has been presented to give effect to the purchase of the Shares with available cash and marketable securities.

         The unaudited pro forma balance sheet should be read in conjunction with our historical financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report on Form 10-K and quarterly reports on Form 10-Q. The unaudited pro forma balance sheet is presented for comparative purposes only and is not intended to be indicative of actual results of continuing operations or financial position that would have been achieved had the Offer been completed as of the date indicated above, nor do they purport to indicate results which may be attained in the future.

         We expect to incur approximately $500,000 in expenses related to the Offer, and we expect to capitalize these costs as incurred. We have assumed for purposes of the unaudited pro forma balance sheet that we purchased all of the Shares for which we are making an Offer at the minimum Purchase Price of $1.83 per Share.

                                  ZONAGEN, INC.

              UNAUDITED PRO FORMA SEPTEMBER 30, 2003 BALANCE SHEET
                       (in thousands except share amounts)

                                                                                                       PRO FORMA
                                                                 SEPTEMBER 30,                       SEPTEMBER 30,
                                                                      2003          ADJUSTMENTS         2003
                                                                 -------------      ------------     -------------
                            ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                    $      5,438           $(500)A      $      4,938
     Marketable securities                                              18,416         (18,000)A               416
     Note receivable                                                        --                                  --
     Prepaid expenses and other current assets                             428                                 428
                                                                  ------------      ------------      ------------
              Total current assets                                      24,282           (18,500)            5,782
LAB EQUIPMENT, FURNITURE AND LEASEHOLD IMPROVEMENTS, net                    --                                  --
OTHER ASSETS, net                                                          533                                 533
                                                                  ------------      ------------      ------------
              Total assets                                        $     24,815      $    (18,500)     $      6,315
                                                                  ============      ============      ============

             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                             $        137      $                 $        137
     Accrued expenses                                                      337                                 337
                                                                  ------------      ------------      ------------
              Total current liabilities                                    474                --               474
                                                                  ------------      ------------      ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Undesignated Preferred Stock, $.001 par value,
         5,000,000 shares authorized, none issued and
         outstanding                                                        --                --                --
     Common Stock, $.001 par value, 20,000,000 shares
         authorized, 11,929,048 shares issued and
         11,479,648 shares outstanding at September 30, 2003,
         11,929,048 shares issued pro forma and
         1,643,583 shares outstanding pro forma                             12               (10)                2
     Additional paid-in capital                                        114,065                             114,065
     Cost of treasury stock, 449,400 shares at September 30,
         2003, 10,285,465 shares pro forma                              (7,533)          (18,490)A         (26,023)
     Deficit accumulated during the development stage                  (82,203)                            (82,203)
                                                                  ------------      ------------      ------------
              Total stockholders' equity                                24,341           (18,500)            5,841
                                                                  ------------      ------------      ------------
              Total liabilities and stockholders equity           $     24,815      $    (18,500)     $      6,315
                                                                  ============      ============      ============

TOTAL OUTSTANDING SHARES                                            11,479,648                           1,643,583

BOOK VALUE PER SHARE                                              $       2.12                        $       3.55

A Represents the repurchase of 9,836,065 Shares of our common stock at a Purchase Price of $1.83 per Share, including legal, accounting and other expenses associated with the Offer estimated at approximately $500,000.

         Assets. As noted above, our material assets following the Offer will be the cash remaining after the Offer and our technologies, consisting of Progenta, Androxal, our phentolamine-based products and our other current technologies.

         Liabilities. Other than the possibility of damages in our pending class action lawsuit (described below), we do not expect to have any obligations other than those incurred in the ordinary course of our business in developing Progenta and Androxal and those discussed in our reports filed with the SEC and their related financial statements.

         Certain purported class action complaints alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder were filed against us and certain of our officers and directors in 1998. These complaints were filed in the United States District Court for the Southern District of Texas in Houston, Texas and were consolidated on May 29, 1998. The plaintiffs purported to bring the suit on behalf of all purchasers of our common stock between February 7, 1996 and January 9, 1998. The plaintiffs asserted that the defendants made materially false and misleading statements and failed to disclose material facts about our patents and patent applications relating to VASOMAX(R) and Chito-ZN (formerly named ImmuMax(TM)) and about our clinical trials of VASOMAX(R). The plaintiffs sought to have the action declared to be a class action, and to have recessionary or compensatory damages in an unstated amount, along with interest and attorney's fees. On March 30, 1999, the Court granted the defendants' motion to dismiss and dismissed the case with prejudice. The plaintiffs filed an appeal. On September 25, 2001, the United States Fifth Circuit Court of Appeals affirmed the dismissal of all claims except one; the court reversed the trial court's dismissal of a claim concerning our disclosure about a patent relating to VASOMAX(R). On June 13, 2003, the court granted the defendants' motion for summary judgment as to that last remaining claim, and entered a judgment dismissing the case with prejudice. The plaintiffs have filed an appeal. Management and the individual defendants believe that these actions are without merit and intend to defend against them vigorously. No estimate of loss or range of estimate loss, if any, can be made at this time.

         Investment Company Act of 1940. We are not an investment company subject to the provisions of the Investment Company Act of 1940. However, in order to remain free of a requirement that we register as an investment company, in general, we must continue to limit our investments in the manner provided by our written investment policy. The returns that we expect to realize on such investments are small and investors should consider the limitations on our investments in deciding whether to tender Shares.

SECTION 3. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

         General. The following discussion describes the material US federal income tax considerations that are generally applicable to us and our US holders of Shares who tender such Shares for cash pursuant to the Offer.

         This discussion is based upon information received from various sources and has not been audited or verified by the Internal Revenue Service or any other person. Any material inaccuracies in the information may affect the stated conclusions regarding the tax consequences of the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the

"Code"), the Treasury regulations (including temporary regulations) promulgated thereunder, judicial authorities and current administrative rulings, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision which could modify the tax consequences of the Offer described in this discussion.

         This discussion addresses only stockholders who hold Shares as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, foreign persons, employee benefit plans, personal holding companies, persons who hold shares as a position in a "straddle" or as a part of a "hedging," "conversion," or "constructive sale" transaction for United States federal income tax purposes, or persons who received their Shares through the exercise of employee stock options or otherwise as compensation. Except as expressly stated below, this discussion does not address any state, local or foreign tax matters.

         This discussion applies only to "United States holders." For purposes of this discussion, a "United States holder" means:

         o    a citizen or resident of the United States;

         o a corporation, partnership or other entity created or organized in the United States or under the laws of the United States, any state or of any political subdivision thereof;

         o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

         o a trust whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all of its substantial decisions.

         HOLDERS OF SHARES ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES (FEDERAL, STATE, LOCAL AND FOREIGN) OF THE OFFERING TO THEM. WE ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE CONSUMMATION OF THE OFFERING AS TO ANY HOLDERS OF SHARES, NOR ARE WE OR OUR COUNSEL RENDERING ANY FORM OF LEGAL OPINION AS TO SUCH TAX CONSEQUENCES.

         Summary of Federal Tax Treatment to Zonagen Stockholders. A purchase of Shares pursuant to the Offer will constitute a "redemption" under the Code and will be a taxable transaction for United States federal income tax purposes. If the redemption qualifies as a sale of Shares by a stockholder under Section 302 of the Code, the stockholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to the Offer and (ii) the stockholder's tax basis in the Shares surrendered pursuant to the Offer. If the redemption does not qualify as a sale of Shares under Section 302, the stockholder will be treated as receiving a distribution of property with respect to stock. One characteristic of this distribution is that the stockholder might be treated as receiving a dividend in an amount equal to the cash received pursuant to the Offer but only to the extent of our accumulated or current earnings and profits. However, because we have no accumulated earnings and profits, the distribution will be treated as a tax-free return of capital to the extent of the holder's adjusted tax basis in the tendered Shares and, to the extent the amount of the distribution exceeds such holder's basis in the tendered Shares, any remainder will be treated as gain from the sale of property. See "--Distribution Treatment to Zonagen's Stockholders Other Than Corporations."

         As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of Shares owned by the stockholder (including any Shares constructively owned by the stockholder) and the number of Shares that are purchased from the stockholder in the Offer. The Offer might not produce uniform tax treatment for all stockholders. One stockholder might receive sale treatment and another might receive dividend treatment.

         Sale Treatment to Zonagen Stockholders. Under Section 302 of the Code, a redemption of Shares pursuant to the Offer will be treated as a sale of such Shares for federal income tax purposes if such redemption (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of all of the stockholder's stock in us, (iii) qualifies for partial liquidation treatment to noncorporate stockholders, or (iv) is "not essentially equivalent to a dividend" with respect to the stockholder.

         The sale of Shares will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the stockholder satisfies the following three requirements:

                  (a) after the sale, the stockholder owns less than 50% of the total combined voting power of all classes of outstanding stock entitled to vote;

                  (b) the stockholder's percentage of the total outstanding voting stock immediately after the purchase is less than 80% of the stockholder's percentage of the total outstanding voting stock immediately before the purchase; and

                  (c) the stockholder's percentage of outstanding common stock (whether voting or non-voting) immediately after the purchase is less than 80% of the stockholder's percentage of outstanding common stock (whether voting or non-voting) immediately before the purchase.

         The sale of Shares will be deemed to result in a "complete redemption" if either (a) all the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer or (b) all the Shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive (and effectively waives) constructive ownership of any other Shares under procedures described in Section 302 of the Code.

         A distribution by us to noncorporate stockholders in redemption of our Shares will qualify for partial liquidation treatment if it is not essentially equivalent to a dividend

(determined at the corporate rather than the stockholder level), is pursuant to a plan, and occurs within the tax year in which the plan is adopted or within the succeeding tax year. For purposes of qualifying as a partial liquidation, "not essentially equivalent to a dividend" is defined as a corporate contraction by means of a distribution of the assets (or sale proceeds) of a qualified trade or business. We have not undertaken a determination as to whether the distribution pursuant to the Offer is not essentially equivalent to a dividend.

         The sale of Shares may be "not essentially equivalent to a dividend" if the sale results in a "meaningful reduction" of the stockholder's proportionate interest in us. Whether the sale will be considered as "not essentially equivalent to a dividend" depends on the particular stockholder's facts and circumstances. The Internal Revenue Service has ruled that where a stockholder has a de minimis interest in a corporation whose shares are publicly traded, a redemption will not be treated as substantially equivalent to a dividend (and will therefore qualify for sale treatment) if there is a reduction, however small, in the stockholder's proportionate interest. The Internal Revenue Service has also ruled that in the case of a stockholder who holds less than one percent of a publicly traded corporation's outstanding stock, a redemption will not qualify for sale treatment if the pro rata stock interest of the stockholder is not reduced. We encourage any stockholder intending to rely upon the "not essentially equivalent to a dividend" test to consult such stockholder's own tax advisor as to its application in the stockholder's particular situation.

         In determining whether any of the above tests are satisfied, a stockholder must take into account not only Shares that are actually owned by the stockholder, but also Shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code.

         Under Section 318, a stockholder is deemed to own Shares actually owned, and in some cases constructively owned, by certain related individuals and entities. A stockholder is also deemed to own Shares that the stockholder has the right to acquire by exercise of an option or conversion or exchange of a security. An individual stockholder is considered to own Shares owned directly or indirectly by or for his spouse and his children, grandchildren and parents. In addition, a stockholder is considered to own a proportionate number of Shares owned by trusts or estates in which the stockholder has a beneficial interest, by partnerships in which the stockholder is a partner and by corporations in which the stockholder owns directly or indirectly 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations may be considered owned by these entities. Stock constructively owned by a person may be treated as being owned by that person for the purpose of attributing ownership to another person.

         Stockholders should be aware that their ability to satisfy any of the foregoing tests also may be affected by proration pursuant to the Offer. Therefore, unless a stockholder makes a conditional tender (see "Section 9. Conditional Tender Procedures"), the stockholder (other than a odd lot holder who tenders all of his or her Shares) can be given no assurance, even if the stockholder tenders all of the stockholder's Shares, that we will purchase a sufficient number of such Shares to permit the stockholder to satisfy any of the foregoing tests. Stockholders also should be aware that an acquisition or disposition of Shares in the market or otherwise as part of a plan that includes the stockholder's tender of Shares pursuant to the Offer might be taken into account in determining whether any of the foregoing tests is satisfied. Stockholders are urged to consult their own tax advisors with regard to whether acquisitions from or sales to third parties, including market sales, and a tender may be so integrated.

         If any of the foregoing four tests is satisfied, the stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the stockholder's tax basis in the Shares sold. Such gain or loss must be determined separately for each block of Shares sold (i.e., Shares that were acquired in a single transaction). The recognized gain or loss will be capital gain or loss if the Shares are held as a capital asset, and will be long-term capital gain or loss if the Shares have been held for longer than one (1) year. Certain limitations apply to the deductibility of capital losses by US holders.

         Distribution Treatment to Zonagen Stockholders Other Than Corporations. If none of the foregoing four tests under Section 302 of the Code is satisfied, the stockholder generally will be treated as having received a distribution of property with respect to stock pursuant to Section 301 of the Code. The distribution will be a dividend to the stockholder, which is taxable in an amount equal to the amount of cash received by the stockholder pursuant to the Offer (unreduced by the stockholder's basis in such Shares), to the extent we have sufficient accumulated or current earnings and profits. Because we are a domestic "C corporation," dividends paid with respect to our Shares are generally eligible to be treated as "qualified dividend income," which is subject to tax at the current capital gains rate of 15%. A stockholder will be eligible to treat a dividend received in redemption of our Shares as qualified dividend income only if the stockholder is taxed at individual rates and meets a holding period requirement with respect to our Shares. Stockholders that will be treated as receiving a dividend are encouraged to consult their own tax advisors regarding whether the dividend may be treated as qualified dividend income. To the extent the amount of the distribution exceeds that holder's share of our current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to the extent of that holder's adjusted tax basis in the tendered Shares. To the extent the amount of the distribution exceeds the holder's basis in the tendered Shares, any remainder will be treated as gain from the sale of property (as described above, this gain may or may not be long-term capital gain). As of the date of this Offer to Purchase, we have no current or accumulated earnings and profits, and we do not anticipate any current earnings and profits as of December 31, 2003.

         Treatment of Dividend Income for Corporate Stockholders. In general, any income that is treated as a dividend received by a domestic corporation pursuant to the rules described above will be eligible for certain percentage dividends-received deductions under Section 243 of the Code, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under Section 246A of the Code and the holding period requirement of
Section 246 of the Code. In the case of any redemption of stock that is not pro rata as to all stockholders, any amount treated as a dividend under the rules of
Section 302 is treated as an "extraordinary dividend" subject to the provisions of Section 1059 of the Code regardless of the stockholder's holding period or the amount of the dividend. Under Section 1059 of the Code, a corporate stockholder must reduce the tax basis of its stock (but not below zero) by the portion of any "extraordinary dividend" that is deducted under the dividends received deduction and, if such portion exceeds the stockholder's tax basis for the stock, must treat any such excess as additional gain from the sale or exchange of such stock for the taxable year in which the extraordinary dividend is received.

         Corporate stockholders are encouraged to consult their own tax advisors, particularly as to the application of Section 1059 to the Offer.

         Zonagen Stockholders Who Do Not Receive Cash Under the Offer. Stockholders whose Shares are not purchased by us under the Offer will not incur any tax liability as a result of the completion of the Offer.

         Federal Tax Treatment to Zonagen. Pursuant to Section 311(a) of the Code, a corporation does not recognize gain or loss on the distribution (not in complete liquidation) of its stock or rights to acquire its stock to its stockholders. However, a corporation generally must recognize gain (but not loss) on the distribution to its stockholders of appreciated property. Because we will only exchange cash (and not any property) for our Shares as part of the Offer, we will not recognize any gain under Section 311(a) of the Code.

         Zonagen's Federal Net Operating Loss Carryforwards. We had consolidated NOL carryforwards for federal income tax purposes at December 31, 2002 of approximately $72 million. We have not made a determination as to whether any of our NOL carryforwards are subject to an annual Section 382 limitation. Our NOL carryforwards remain subject to examination by the IRS and thus subject to possible reduction or limitation.

         Federal Tax Consequences to Zonagen's NOL Carryforwards from the Redemption. Significant equity restructuring often results in a Section 382 ownership change that limits the future use of NOL carryforwards, certain recognized built-in losses, and other tax attributes. Such attributes include capital losses and general business credits. The Section 382 limitation applies on an annual basis to tax years ending after the date of the ownership change. The Section 382 limitation reduces the value of our pre-ownership change NOL carryforwards by restricting our (or a successor entity's) subsequent rate of return from the NOL carryforwards to that of an investment in certain securities.

         A Section 382 ownership change generally occurs when, over a 3-year testing period, the aggregate stock ownership percentage, by value, of direct or indirect "5% stockholders" has increased by more than 50 percentage points over such stockholders' lowest ownership percentages within the testing period. In general, Section 382 applies to consolidated NOL carryforwards on a group basis, with ownership changes determined by tracking ownership shifts of the group's common parent. A number of Shares could be tendered in the Offer that would result in Section 382 ownership increases to certain 5% stockholders.

         If a Section 382 ownership change occurs, the Section 382 limitation is computed by multiplying the fair market value of our equity immediately prior to the ownership change by the long-term tax-exempt ("LTTE") rate. The LTTE rate is equal to 4.74% for November 2003. For purposes of the annual limitation on use of NOL carryforwards, the value of the equity of a company that undergoes a
Section 382 ownership change will be reduced if any of three situations apply:

                  (a) The company is deemed to make a redemption or similar corporate contraction;

                  (b) The company has substantial non-business assets (i.e., at least a third of the total assets); or

                  (c) The company violates strict anti-stuffing rules.

         The annual limitation is reduced to zero if the loss corporation does not maintain "continuity of business enterprise" (i.e., continues its historic business or utilizes its historic assets in an active business) for the two-year period following the ownership change.

         Backup Federal Income Tax Withholding. Under certain circumstances, US holders of the Shares may be subject to backup withholding at a 28% rate with respect to the amount of consideration received pursuant to the Offer, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number on the attached substitute Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

         THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

SECTION 4. POSITION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER.

         Position of the Board of Directors. On October 17, 2003, our Board of Directors approved the material terms of the Offer by unanimous vote, subject to final approval of the Offer to Purchase, and on November 11, 2003, our Board of Directors approved this Offer to Purchase by unanimous vote. All members of the Board of Directors, including all those who are not employees, participated in the vote. All directors believe that the Offer represents a fair and reasonable value per Share and, therefore, is fair to our stockholders who are not officers, directors, or controlling stockholders. In doing so, the Board's purpose was to afford stockholders an opportunity to receive cash for a number of Shares and a price per Share in excess of market trading volumes and prices while, at the same time, enabling stockholders who wish to maintain their investment in Shares and to assume the benefits and risks of future operations, to do so.

         There is no way to determine whether the market price or intrinsic value of each Share remaining outstanding following the closing of the Offer will be greater than or less than those offered in the Purchase Price Range.

         THE BOARD OF DIRECTORS DOES NOT MAKE ANY RECOMMENDATION TO STOCKHOLDERS REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING THE SHARES BENEFICIALLY HELD BY THEM. EACH STOCKHOLDER MUST MAKE ITS, HIS, OR HER OWN DECISION REGARDING WHETHER TO

TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. The Offer is being made to all holders of the Shares, including directors and officers of the Company, each of whom, other than Joseph Podolski and Louis Ploth, has advised the Company that he intends to participate in the Offer with all of his Shares, including Shares issuable upon exercise of in-the-money options.

         Fairness of Offer. In reaching its determination that the Offer represents a fair and reasonable value per Share and, on that basis, is fair to the our unaffiliated stockholders, the Board of Directors valued our assets and liabilities. The Board considered our current assets including cash and cash equivalents, accounts receivable, and prepayments. The Board also considered our current and anticipated liabilities, which include severance payable, insurance, lease obligations, current obligations for product development, accrued state income taxes and any potential damages associated with our class action lawsuit. The Board valued other non-liquid assets as well as the residual liabilities. The Board did not attribute value to its net operating loss carryforwards because of the contingent or uncertain value of those items.

         The Board of Directors also considered the following additional factors:

         o the numerous roadblocks preventing us from bringing VASOMAX(R) to market;

         o our inability to find a viable strategic partner through two separate engagements of investment banks;

         o    the substantial amount of cash still available to us;

         o management's estimates of the amount of capital required (an amount substantially less than our current cash) to conduct an initial phase of study and development of Progenta and Androxal in order to make an informed decision on the potential of such products for continued development;

         o the lack of liquidity of shares of our common stock given its recent closing prices and trading volume;

         o the pending class action lawsuit and the Board's and management's belief that the ultimate result in such lawsuit will most likely be favorable although no assurance can be given of such success;

         o the possibility that our remaining technologies, namely Progenta and Androxal, have the potential for development and increased value;

         o management's willingness to remain with the Company following the Offer to manage the development of Progenta and Androxal;

         o the structure of the Offer, which is designed, among other things, to result in the receipt by the stockholders of cash consideration in an amount equal to at least the projected cash liquidation value of our Shares at the earliest practicable time without any brokerage fees; and

         o the fact that we have never declared a dividend to our stockholders, and the expectation that no dividend would be paid in the foreseeable future.

         The Board of Directors considered the amount of cash as the most important factor in determining the Purchase Price Range. Following the Offer, there can be no assurance that we can or will realize value for the remaining assets or continue our business.

         The Board of Directors is not required to seek the approval or authorization of the stockholders to make the Offer. Furthermore, directors who are not Zonagen employees did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer or preparing a written report concerning the fairness of the Offer.

         In the Offer, no stockholders or class of stockholders will be treated differently from any other stockholders or class of stockholder, except for the preference described in this Offer for stockholders who own less than 100 shares. Shares will be purchased from any tendering Director, executive officer, and stockholders holding more than 5% of the Shares on the same basis as all other stockholders.

         No Appraisal or Dissenters' Rights. No dissenters' or appraisal rights are available to stockholders in connection with the Offer.

         Interests of Certain Persons in the Offer:

         AFFILIATES

         Other than the description of the interests of certain of our officers and directors in the Offer (including certain investment funds to which certain directors are related as described below), we are not aware of any other affiliates with any interest in this Offer, other than the same interest that all stockholders have in the Offer. Other than the Petrus Fund which is discussed under Steven Blasnik's description below, we have one five percent (5%) stockholder of which we are aware, controlled by Peter Collery and Jeff Koffler, that owns an aggregate of 5.1% of our outstanding common stock. This stockholder is represented by its two main funds, SC Fundamental Value Fund, L.P. and SC Fundamental Value BVI, Ltd. See "Section 16. Information about Zonagen's Shares; Transactions and Arrangements Concerning Shares." We do not know whether this stockholder will tender its Shares in the Offer.

         OFFICERS AND DIRECTORS

         In considering the Offer and the fairness of the consideration to be received in the Offer, stockholders should be aware that certain of our officers and directors have interests in the Offer that are described below. Their interests may present them with certain actual or potential conflicts of interest.

         As of October 31, 2003, the directors and executive officers beneficially owned or controlled 1,759,735 Shares (which includes 664,803 Shares that may be acquired within 60 days of October 31, 2003 pursuant to outstanding stock options), which constitute approximately 14.5% of the aggregate number of Shares currently issued and outstanding, or that may be acquired within 60 days of October 31, 2003 pursuant to outstanding stock options. Of the outstanding stock options that are exercisable within 60 days of October 31, 2003, only 65,352 are in-the-money options.

         The holder of any option to purchase Shares that are exercisable prior to the Expiration Date may exercise his or her options, and then tender the Shares pursuant to the Offer. As part of the Offer, there are no plans to accelerate the vesting of outstanding stock options. As a convenience to us and the option holders, we have offered to purchase and terminate all currently exercisable options to purchase Shares that are held by non-employee directors, at a price equal to the difference between the exercise price of each option and the Purchase Price. If the tendered Shares purchased are subject to proration, the purchase of options by us will be subject to an equivalent proration.

         OFFICERS

         Joseph S. Podolski, our President and Chief Executive Officer, owns 91,881 Shares and options to acquire 248,000 Shares that are currently exercisable at exercise prices ranging from $2.94 to $8.38. Mr. Podolski has advised us that he currently intends to retain all of his Shares and options. Assuming that we purchase the maximum amount of Shares and are left with 1,643,583 shares of outstanding common stock following the Offer, Mr. Podolski could beneficially own or have the right to acquire approximately 18.0% of our outstanding shares based on his ownership described above.

         Louis Ploth, Jr., our Vice President, Business Development and Chief Financial Officer, owns 29,797 Shares and options to acquire 102,700 Shares that are currently exercisable at exercise prices ranging from $2.72 to $30.00. Mr. Ploth has advised us that he currently intends to retain all of his Shares and options. Assuming that we purchase the maximum amount of Shares and are left with 1,643,583 shares of outstanding common stock following the Offer, Mr. Ploth could beneficially own or have the right to acquire approximately 7.5% of our outstanding shares based on his ownership described above.

         DIRECTORS

         Lloyd M. Bentsen, III, a member of our Board of Directors, does not own any Shares but does own options to acquire 34,000 Shares at exercise prices ranging from $1.70 to $3.38 that are currently exercisable. Mr. Bentsen has advised us that he currently intends to exercise all of his currently exercisable in-the-money options and tender the resulting Shares in the Offer.

         Steven Blasnik, a member of our Board of Directors, does not own any Shares but does own options to acquire 113,603 Shares at exercise prices ranging from $.93 to $22.25 that are currently exercisable. In addition, Petrus Fund L.P., an investment fund over which Mr. Blasnik exercises control, owns 755,793 Shares. Mr. Blasnik has advised us that he currently intends to cause Petrus Fund to tender all of its Shares. He has also advised us that he currently intends to exercise all of his currently exercisable in-the-money options and tender the resulting Shares in the Offer.

         Timothy McInerney, a member of our Board of Directors, owns 31,202 Shares and options to acquire 66,500 Shares at exercise prices ranging from $1.70 to $22.25 that are currently exercisable. Mr. McInerney has advised us that he currently intends to tender all of his Shares. He has also advised us that he currently intends to exercise all of his currently exercisable in-the-money options and tender the resulting Shares in the Offer.

         Martin P. Sutter, Chairman of the Board and a member of our Board of Directors, owns 69,675 Shares and options to acquire 100,000 Shares at exercise prices ranging from $1.70 to $22.25 that are currently exercisable. In addition, Essex Woodlands Health Ventures III, L.P., an investment fund over which Mr. Sutter exercises certain control, owns 115,029 Shares. Mr. Sutter has advised us that he currently intends to tender all of his Shares and to cause Essex Woodlands Health Ventures III, L.P. to tender all of its Shares. He has also advised us that he currently intends to exercise all of his currently exercisable in-the-money options and tender the resulting Shares in the Offer.

         To our knowledge, no affiliate, executive officer, or director of the Company has made any recommendation either in support of or opposed to the Offer.

         Certain Transactions and Agreements Involving Shares. Except as described in this Section 4, based on our records and on information provided to us by our directors and executive officers, neither the Company, nor any associate or subsidiary of the Company nor, to the best of our knowledge, any of our directors or executive officers, nor any associates or affiliates of any of the foregoing, has effected any transactions involving the Shares during the 60 business days prior to the date hereof. Except as otherwise described in this paragraph, neither the Company nor, to the best of our knowledge, any of its affiliates, directors, or executive officers is a party to any contract, arrangement, understanding, or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents, or authorizations.

         Indemnification and Limitation of Liability for Directors and Officers. Under the Delaware General Corporation Law ("DGCL"), corporations organized under the laws of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. Our Certificate of Incorporation provides that each director and officer will be indemnified by the Company against liabilities and expenses incurred in connection with any threatened, pending, or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of the Company or a predecessor company, or serving any other enterprise as a director or officer at the request of the Company. Our Certificate of Incorporation provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the DGCL, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The DGCL provides that a corporation's certificate of incorporation may include a provision that eliminates or limits the personal liability of its directors or officers to the corporation or its stockholders for money damages for breach of fiduciary duty as a director except: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) for liability in connection with the unlawful payment of dividends or unlawful stock purchases or redemptions; or (4) for any transaction from which the director derived an improper personal benefit. We have also purchased directors' and officers' liability insurance for the benefit of these persons.

         Transactions and Agreements with Directors and Executive Officers. Other than amendments to the employment agreements of both Messrs. Podolski and Ploth, both of which are filed as exhibits in our SEC filings, we have not entered into any transactions with our executive officers or directors in the past two years.

         Fees and Expenses Related to the Offer. No fees or commissions will be payable by us to brokers, dealers, commercial banks, or trust companies for soliciting tenders of Shares under the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depository. Upon request, we will reimburse brokers, dealers, commercial banks, and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, or trust company has been authorized to act as our agent or as an agent of the Depository for purposes of the Offer.

         The following is an estimate of fees and expenses incurred or to be incurred in connection with the Offer. The Company will be responsible for paying all such fees and expenses.


Legal Fees .................................................     $  250,000
Accountant's Fees ..........................................     $   50,000
Printing, Mailing, Filing and Depository Fees ..............     $  120,000
Miscellaneous ..............................................     $   80,000
TOTAL ......................................................     $  500,000

         We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares except as otherwise provided in this document and Instruction 6 in the Letter of Transmittal.

         Significant Corporate Events. Except as described in this Offer, we currently have no plans, proposals, or negotiations that relate to or would result in:

         o an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         o a purchase, sale or transfer of an amount of our assets that would be material to us taken as a whole;

         o a material change in our present dividend rate or policy, or in our indebtedness or capitalization;

         o any class of our equity securities being delisted from Nasdaq. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Going Private";

         o any class of our equity securities becoming eligible for termination of registration under the Securities Exchange Act of 1934. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Going Private";

         o a suspension of our obligation to file reports under the Exchange Act. See "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer--Going Private";

         o a material change in our corporate structure or business or an acquisition or disposition by any person of our securities, other than as disposed of pursuant to the Offer; or

         o a change in our Certificate of Incorporation, bylaws or other governing documents or an action that could impede the acquisition of control of the Company.

         Although we do not currently have any plans, other than as described in this Offer to Purchase, that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for increasing stockholder value, we may undertake or plan actions that relate to or could result in one or more of these events.

SECTION 5. REPORTS, OPINIONS, AND APPRAISALS.

         Neither we nor, to our knowledge, any of our affiliates has received any written report, opinion, or appraisal from an outside party that is materially related to the Offer, including, but not limited to, any report, opinion, or appraisal relating to the Purchase Price Range or the fairness of the transaction to the Company, any of our affiliates, or to security holders who are not affiliates. The Board of Directors did not receive a fairness opinion because our assets consist primarily of cash.

                        PROCEDURES AND TERMS OF THE OFFER

SECTION 6. PROCEDURES FOR TENDERING SHARES.

                                   ----------

                  TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST
                   VALIDLY COMPLETE THE LETTER OF TRANSMITTAL

                                   ----------

         Proper Tender of Shares. For your Shares to be properly tendered, either (1) or (2) below must occur:

                  (1) The Depository must receive all of the following before or on the Expiration Date at the Depository's address on the back page of this Offer:

         o (a) the certificates for the Shares or (b) a confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer described below in this "Section 6," AND

         o one of (a) a properly completed and executed Letter of Transmittal, including any required signature guarantees or (b) an "agent's message" of the type described below in the case of a book-entry transfer, AND

         o    any other documents required by the Letter of Transmittal.

OR

                  (2) You must comply with the procedure for Guaranteed Delivery set forth in "Guaranteed Delivery" of this Section 6. Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for Guaranteed Delivery.

         Odd lot holders who tender all Shares must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in "Section 1. General Information about the Company, the Shares, and the Tender Offer--Odd Lots."

         Brokerage Commissions. If you tender your Shares directly to the Depository, you will not need to pay any brokerage commissions. If you hold Shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your Shares through the broker or bank.

         Endorsements and Signature Guarantees. Depending on how your Shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the Letter of Transmittal and endorsement guaranteed by an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

         o the Letter of Transmittal is signed by the registered holder of the Shares tendered (which, for purposes of this Section 6, includes any participant in Depository Trust Company, referred to as the "book-entry transfer facility," whose name appears on a security position listing as the owner of the Shares) exactly as the name of the registered holder appears on the certificate(s) for the Shares and payment and delivery are to be made directly to the holder, unless the holder has completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal; or

         o Shares are tendered for the account of a bank, broker, dealer, credit union, savings association, or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association, or other entity that is an eligible guarantor institution.

         See Instruction 1 of the Letter of Transmittal.

         On the other hand, if a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal or you are completing either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal, then:

         o your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates; and

         o the signature on (1) the Letter of Transmittal and (2) on your certificates or stock power must be guaranteed by an eligible guarantor institution.

         THE METHOD OF DELIVERING ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

         ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING A LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES, MUST BE MADE TO THE DEPOSITORY AND NOT TO THE COMPANY, OR THE BOOK-ENTRY TRANSFER FACILITY. ANY DOCUMENTS DELIVERED TO THE COMPANY OR THE BOOK-ENTRY TRANSFER FACILITY WILL NOT BE FORWARDED TO THE DEPOSITORY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         Book-Entry Delivery. The Depository will establish an account with respect to the Shares for purposes of the Offer at the book-entry transfer facility within two business days after the date of this Offer. Any institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the Shares by causing the book-entry transfer facility to transfer Shares into the Depository's account in accordance with the book-entry transfer facility's procedures for transfer. Even if delivery of Shares is made through a book-entry transfer into the Depository's account at the book-entry transfer facility, either (1) or (2) below must occur:

                  (1) The Depository must receive all of the following before or on the Expiration Date at the Depository's address on the back page of this Offer:

         o one of (a) a properly completed and executed Letter of Transmittal, including any required signature guarantees or (b) an agent's message as described below in the case of a book-entry transfer; and

         o    any other documents required by the Letter of Transmittal; or

                  (2) The guaranteed delivery procedure described below must be followed.

         Delivery of the Letter of Transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the Depository.

         The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the Depository, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against them.

         Guaranteed Delivery. If you want to tender your Shares but your share certificates are not immediately available or cannot be delivered to the Depository before the Expiration Date, the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depository before the Expiration Date, you can still tender your Shares, provided that all of the following conditions are satisfied:

                  (1) The tender is made by or through an eligible guarantor institution;

                  (2) The Depository receives by hand, mail, overnight courier, or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this Offer including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery; and

                  (3) All of the following are received by the Depository within three Nasdaq trading days after the date of receipt by the Depository of the Notice of Guaranteed Delivery:

         o one of (a) the certificates for the Shares or (b) a confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer described above, and

         o one of (a) a properly completed and executed Letter of Transmittal, including any required signature guarantees or (b) an "agent's message" of the type described above in the case of a book-entry transfer, and

         o    any other documents required by the Letter of Transmittal.

         Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder, and our interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine. Neither we, nor the Depository, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

         Your Representation and Warranty; Zonagen's Acceptance Constitutes an Agreement. A tender of Shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to the Company that:

         o you have a "net long position" in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, and

         o    the tender of Shares complies with Rule 14e-4.

         It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions of any period), the person so tendering:

         o has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

         o will deliver or cause to be delivered the Shares in accordance with the terms of the Offer.

         Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

         Our acceptance for payment of Shares tendered under the Offer will constitute a binding agreement between you and us upon the terms and conditions of the Offer described in this and related documents.

         Return of Unpurchased Shares. If any tendered Shares are not purchased or are properly withdrawn, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as soon as practicable after the expiration or termination of the Offer or the proper withdrawal of the Shares, as applicable. In the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility. In each case, Shares will be returned or credited without expense to the stockholder.

         Backup Federal Income Tax Withholding. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 30% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED UNDER THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITORY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

         Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an appropriate completed Internal Revenue Service Form W-9 or Substitute Form W-9, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the Depository. See Instruction 12 of the Letter of Transmittal.

         For a discussion of US federal income tax consequences to tendering stockholders, see "Section 3. United States Federal Income Tax Consequences."

         Lost or Destroyed Certificates. If your certificate for part or all of your Shares has been lost, stolen, misplaced, or destroyed, you should contact Computershare Trust Company, Inc., the transfer agent for the Shares, at 1 (303) 262-0600, ext. 4732, for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment. You may be required to post a bond to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact Computershare Trust Company, Inc. immediately in order to receive further instructions, to permit timely processing of this documentation, and for a determination as to whether you will need to post a bond.

SECTION 7. WITHDRAWAL RIGHTS.

         Shares tendered may be withdrawn at any time before the Expiration Date and, unless accepted for payment by us after the Expiration Date, may also be withdrawn at any time after 12:00 midnight, Eastern Standard Time, on December 19, 2003. Except as otherwise provided in this Section 7, tenders of Shares are irrevocable.

         For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository at its address appearing on the back page of this Offer. Any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Shares have been tendered for the account of an eligible guarantor institution.

         If Shares have been tendered under the procedure for book-entry transfer set forth in "Section 6. Procedures for Tendering Shares--Book-Entry Delivery," any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with the book-entry transfer facility's procedures.

         All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, and our determination will be final and binding. Neither we, the Depository, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

         Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless the withdrawn Shares are properly re-tendered before the Expiration Date by following one of the procedures described in "Section 6. Procedures for Tendering Shares--Proper Tender of Shares."

         If we extend the Offer, if we are delayed in the purchase of Shares, or if we are unable to purchase Shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depository may, subject to applicable law, retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 7.

SECTION 8. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

         Upon the terms and conditions of the Offer, as soon as practicable following the Expiration Date, we will accept for payment and pay for, and thereby purchase, Shares properly tendered at or below the Purchase Price and not properly withdrawn.

         For purposes of the Offer, we will be deemed to have accepted for payment and therefore purchased Shares that are properly tendered and not properly withdrawn, subject to the odd lot priority, conditional tender, and proration provisions of the Offer, only when, as and if we give oral or written notice to the Depository of our acceptance of the Shares for payment.

         Upon the terms and conditions of the Offer, as soon as practicable after the Expiration Date, we will accept for payment and pay a single per share Purchase Price for up to 9,836,065 Shares or such lesser amount that will permit us to purchase $18 million worth of Shares or, if less, all of the Shares properly tendered and not properly withdrawn in the Offer, subject to increase or decrease as provided in "Section 11. Extension of the Offer; Termination; Amendment," and subject to proration as described in "Section 1. General Information about the Company, the Shares, and the Tender Offer--Proration," if properly tendered and not properly withdrawn, or such lesser number of Shares as are properly tendered and not properly withdrawn.

         We will pay for Shares purchased under the Offer by depositing the aggregate Purchase Price for the Shares with the Depository, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

         In the event of proration, we will determine the proration percentage and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration or to be able to commence payment for Shares purchased until approximately three to five business days, or longer, after the Expiration Date.

         We will not pay interest on the Purchase Price regardless of any delay in making such payment. In addition, if certain events occur, we may not be obligated to purchase Shares in the Offer. See the conditions to the Offer in "Section 10. Conditions of the Offer."

         Stock Transfer Taxes. We will pay all stock transfer taxes, if any, that are payable on the transfer to us of Shares purchased under the Offer. If, however, (a) payment of the Purchase Price is to be made to any person other than the registered holder, (b) Shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder, or
(c) certificates representing tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

         ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN, AND RETURN TO THE DEPOSITORY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING OF 30% OF THE GROSS PROCEEDS PAID TO THE STOCKHOLDER OR OTHER PAYEE UNDER THE OFFER. See "Section 6. Procedures for Tendering Shares--Backup Federal Income Tax Withholdings." Also see "Section 3. United States Federal Income Tax Consequences" for additional United States federal income tax consequences.

SECTION 9. CONDITIONAL TENDER PROCEDURES.

         Under certain circumstances and subject to the exceptions for odd lot holders described in "Section 1. General Information about the Company, the Shares, and the Tender Offer--Odd Lots," we may prorate the number of Shares purchased pursuant to the Offer. As discussed in "Section 3. United States Federal Income Tax Consequences," the number of Shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder's decision whether to tender. The conditional tender alternative is made available so that a stockholder may seek to structure the purchase of Shares pursuant to the Offer in such a manner that the purchase will be treated as a sale of such Shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes. Accordingly, a stockholder may tender Shares subject to the condition that all or a specified minimum number of the stockholder's Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any of the stockholder's tendered Shares are purchased. If you are an odd lot holder and you tender all of your Shares, you cannot conditionally tender, because your Shares will not be subject to proration.

         EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR.

         If you wish to make a conditional tender you must indicate this in the box captioned "Conditional Tender" in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, you must calculate and appropriately indicate the minimum number of Shares that must be purchased if any are to be purchased. After the Offer expires, if more Shares are properly tendered and not properly withdrawn at or below the Purchase Price selected by us than we can purchase at the aggregate Purchase Price of $18 million and we do not exercise our discretion to purchase more Shares (up to 2%), requiring proration of our acceptance of and payment for tendered Shares, then we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

         After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered Shares and the number that we would purchase would be below the number of shares that we can purchase for an aggregate Purchase Price of $18 million, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase the number of Shares that we can purchase at the selected Purchase Price for $18 million (or an amended amount) of Shares. In selecting among these conditional tenders, we will select by random lot and will select only from stockholders who tendered all of their Shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of Shares to be purchased.

         All Shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery, regarded as withdrawn as a result of proration and not eventually purchased will be returned as soon as practicable after the Expiration Date without any expense to the stockholder.

SECTION 10. CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase, or pay for any Shares tendered, and may terminate, postpone, or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after December 19, 2003, and prior to the time of payment for any such Shares (whether any Shares have been accepted for payment, purchased, or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by us to have occurred) that, in our judgment in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

                  (1) There shall have been threatened, instituted, or pending any action or proceeding by any government or governmental, regulatory, or administrative agency, authority, or tribunal or any other person, domestic or foreign, before any court, authority, agency, or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer, or otherwise relates in any manner to the Offer or (ii) in our judgment, could materially and adversely affect our business, condition (financial or other), income, operations, or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Offer to us;

                  (2) There shall have been any action threatened, pending, or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the Offer or to us, by any court or any authority, agency, or tribunal that, in our judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to us; or (iv) materially and adversely affect our business, condition (financial or other), income, operations, or prospects, or otherwise materially impair in any way the contemplated future conduct of our business;

                  (3) There shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the US or the European Union; (iii) the commencement of a war, armed hostilities, or other international or national calamity directly or indirectly involving the US or any of its territories; (iv) any limitation (whether or not mandatory) by any governmental, regulatory, or administrative agency or authority on, or any event that, in our judgment, might affect, the extension of credit by banks or other lending institutions in the US or the European Union;
         (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the US or abroad that could, in our judgment, have a material adverse effect on its business, operations, or prospects or the trading in the Shares; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                  (4) A tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, business combination or acquisition proposal with or involving us, shall have been proposed, announced, or made by another person or shall have been publicly disclosed, or we shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than any entity, group, or person who has filed a Schedule 13D or
         Schedule 13G with the Commission on or before November 19, 2003 shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, (ii) any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares, (iii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before November 19, 2003, shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares, or (iv) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities other than in connection with a transaction authorized by our Board of Directors; or

                  (5) Any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects, or stock ownership of us that, in our judgment, is or may be material to us.

         The foregoing conditions are for our sole benefit, and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties. All of the conditions to the Offer must be satisfied or waived prior to the expiration of the Offer.

         SECTION 11. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

         We reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depository and making a public announcement of such extension. Our reservation of the right to delay acceptance for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

         We also reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares if any conditions to the Offer fail to be satisfied by giving oral or written notice of such termination or postponement to the Depository and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

         Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether or not any of the events or conditions described in "Section 10. Conditions of the Offer" have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., Eastern Standard Time, on the next business day after the last previously scheduled or announced Expiration Date. Any disclosure of a material change in the information published, sent or given to stockholders will be disseminated promptly to stockholders in a manner reasonably calculated to inform stockholders of such change to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act.

         Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable news service.

         If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of Shares sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its views that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of 5 business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the Offer price and the number of Shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a business day means any day other than a Saturday, Sunday or US Federal holiday and consists of the time period from 12:01 A.M. through 5:00 P.M., Eastern Standard Time. The requirement to extend the Offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

         If we undertake any of the following actions:

         o    increase or decrease the Purchase Price Range for the Shares;

         o increase the number of Shares being sought in the Offer by more than 2% of our outstanding Shares; or

         o    decrease the number of Shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the 10th business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this
Section 15, then the Offer will be extended until the expiration of such period of 10 business days.

SECTION 12. SOURCE AND AMOUNT OF FUNDS.

         Assuming we purchase the maximum number of Shares that we may purchase pursuant to this Offer, we will pay an aggregate Purchase Price of $18 million. We expect our fees and expenses for the Offer to be approximately $500,000. See "Section 4. Position of the Board of Directors; Fairness of the Offer--Estimate of Fees and Expenses Related to the Offer."

         Our Offer is not contingent on financing and it does not anticipate the need for any financing to consummate the Offer.

                  INFORMATION ABOUT ZONAGEN AND ITS SECURITIES

SECTION 13. PRICE RANGE OF SHARES; DIVIDENDS.

         Share Prices; Dividends. The Shares are listed and traded on Nasdaq under the trading symbol "ZONA." The following table sets forth, for the fiscal quarters indicated, the high and low closing Share prices on Nasdaq.


             FISCAL QUARTER                                        HIGH        LOW
             --------------                                        ----        ---
2002:
First Quarter ..............................................     $  7.44     $  4.12
Second Quarter .............................................     $  4.68     $  0.90
Third Quarter ..............................................     $  1.54     $  0.99
Fourth Quarter .............................................     $  1.42     $  0.75

2003:
First Quarter ..............................................     $  1.15     $  0.93
Second Quarter .............................................     $  1.64     $  1.20
Third Quarter ..............................................     $  1.81     $  1.59
Fourth Quarter (through November 5, 2003) ..................     $  1.90     $  1.66

         On October 16, 2003, the last full trading day on Nasdaq prior to our announcement of this Offer, the closing price of the Shares on Nasdaq was $1.68. Historically, we have not paid any dividends to our stockholders and we have no present intention to pay dividends.

         ZONAGEN URGES YOU TO OBTAIN MORE CURRENT MARKET QUOTATIONS FOR THE SHARES.

SECTION 14. INFORMATION ABOUT ZONAGEN.

         General. Zonagen, Inc. is a corporation incorporated in Delaware in 1987. Our principal executive office is located at 2408 Timberloch Place, Suite B-10, The Woodlands, Texas, 77380. Our telephone number at that address is (281) 719-3400. We trade on the Nasdaq under the ticker symbol "ZONA."

         Additional Information. We are subject to the information and reporting requirements of the Exchange Act and in accordance with such requirements files with the SEC periodic reports, proxy statements, and other information relating to its business, financial condition, and other matters.

         We are required to disclose in proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of its securities, and any material interest of such persons in transactions with us. In 2003, we included this information in a Form 10-K/A filed with the SEC on April 29, 2003. We have also filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to the Offer, including certain information required by Rule 13e-3 of the Exchange Act relating to "going private" transactions, although we do not anticipate that this Offer will result in our common stock being delisted from the Nasdaq initially (although we do believe we will eventually be required to move to the Nasdaq SmallCap Market and may, at some later date depending on our ability to raise additional capital, be delisted completely and therefore trade in the "pink sheets" or the OTC (over-the-counter) Bulletin Board) nor do we anticipate deregistering our Shares pursuant to the Exchange Act.

         The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the SEC's public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy, and information statements and other information regarding registrants that file electronically with the SEC. These reports, statements and other information concerning us may also be inspected at the offices of Nasdaq, 86 Trinity Place, New York, New York 10006.

         Incorporation by Reference. The rules of the SEC allow us to "incorporate by reference" information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about the Company.


         SEC FILING (FILE NO. 1-12527)                         PERIOD OR DATE FILED
         -----------------------------                         --------------------
Annual Report of Form 10-K.............................     Fiscal Year ended December 31, 2002

Amendment to Annual Report on Form 10-K/A..............     Fiscal Year ended December 31, 2002

Quarterly Report on Form 10-Q..........................     Quarter ended March 31, 2003
                                                            Quarter ended June 30, 2003
                                                            Quarter ended September 30, 2003

Current Report on Form 8-K.............................     Dated November 10, 2003
                                                            Dated November 11, 2003

         Zonagen incorporates the foregoing documents and any additional documents that it may file with the SEC between the date of this document and the date of expiration of withdrawal rights by reference. Those documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

         The documents incorporated by reference, including particularly our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by an Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2002 and our Quarterly Reports on Form 10-Q filed during the 2003 fiscal year, contain financial statements and other information about our financial condition that is being incorporated by reference into this document. The financial statements are located in the F-pages of our annual report on Form 10-K, and our selected consolidated financial data and management's discussion and analysis of financial condition and results of operations begin on page 17 of such Form 10-K. The financial statements and management's discussion and analysis of financial condition and results of operations begin on page 4 of each of our quarterly reports on Form 10-Q described above.

         You may obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from Zonagen, Inc., 2408 Timberloch Place, Suite B-10, The Woodlands, Texas, 77380, telephone: (281) 719-3400. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, you can obtain copies of these documents from the SEC's website at www.sec.gov. Such documents may also be inspected at the locations described above.

SECTION 15. IDENTITY AND BACKGROUND OF CERTAIN PERSONS.

         Set forth below are the name, business address, and age of each member of the our Board of Directors and each executive officer and the positions and offices held by him, his principal occupation and business experience during the past 5 years, the names of other publicly held companies of which he or she serves as a director and their years of service to the Company. Information with respect to the number of Shares beneficially owned by each director and director nominee, directly or indirectly, as of October 31, 2003, appears under "Section
16. Information about Zonagen's Shares; Transactions and Arrangements Concerning Shares--Security Ownership of Certain Beneficial Owners and Management."

         Martin P. Sutter. Mr. Sutter, 48, a co-founder of the Company, has served as Chairman of the Board of Directors since December 1987. Since July 1988, Mr. Sutter has been the Managing General Partner of The Woodlands Venture Partners, L.P., a venture capital firm based primarily in Chicago, Illinois and The Woodlands, Texas, and the General Partner of The Woodlands Venture Fund, L.P. Since June 1998, Mr. Sutter has been managing director of Essex Woodlands Health Ventures, L.L.C. Mr. Sutter is a director of Cell Therapeutics, Inc., a public biotechnology company based in Seattle, Washington, Sontra Medical Corporation, a public transdermal science company based in Minnesota, and several private health-care related companies. He has a B.S. degree from Louisiana State University and an M.B.A. from the University of Houston.

         Joseph S. Podolski. Please see Mr. Podolski's biographical information in Section 2 hereof.

         Lloyd M. Bentsen, III. Mr. Bentsen, 59, has been a Director of the Company since June 2000. Mr. Bentsen is a general partner and co-founder of Triad Ventures, a group of venture capital funds with over $50 million of capital that seeks to invest in Texas-based emerging growth companies. Prior to founding his venture capital firm in 1979, Mr. Bentsen spent ten years with Rotan Mosle, Inc., a regional investment banking firm, as a member of the corporate finance department. Mr. Bentsen is also on the board of directors of Stewart Information Services Corporation, one of the largest title insurance companies in the United States and traded on the New York Stock Exchange. Mr. Bentsen is a graduate of Princeton University with an M.B.A. from Stanford University.

         Steven Blasnik. Mr. Blasnik, 46, has served as a Director of the Company since April 1990. Since 1987, Mr. Blasnik has been employed by the Perot Group and is currently President of Perot Investments, Inc., an investment firm owned by Ross Perot. He is also a director of Perot Systems Corporation. From 1983 to 1987, Mr. Blasnik was an attorney at Hughes & Luce in Dallas, Texas. Mr. Blasnik has a B.S.E. from Princeton University and a J.D. from Harvard Law School.

         Timothy McInerney. Mr. McInerney, 43, has served as a Director of the Company since December 1996. Since 1992, Mr. McInerney has been a Managing Director of Paramount Capital, Inc. where he oversees the overall distribution of Paramount's private equity product. Prior to 1992, Mr. McInerney was a research analyst focusing on the biotechnology industry at Ladenburg, Thalman & Co., and he held equity sales positions at Bear, Stearns & Co. and Shearson Lehman Brothers, Inc. Mr. McInerney also has worked in sales and marketing for Bristol-Myers Squibb. He received his B.S. in pharmacy from St. John's University at New York. He also completed a post-graduate residency at the New York University Medical Center in drug information systems.

         Louis Ploth, Jr. Please see Mr. Ploth's biographical information in
Section 2 hereof.

SECTION 16. INFORMATION ABOUT ZONAGEN'S SHARES; TRANSACTIONS, AND ARRANGEMENTS CONCERNING SHARES.

         Shares Outstanding. As of October 31, 2003, we had 11,479,648 issued and outstanding Shares and held 449,400 Shares in treasury. 1,235,470 Shares are reserved for future issuance pursuant to outstanding stock option plans.

         On the day before we announced the Offer, there were approximately 250 holders of record, as defined by Rule 12g5-1 of the Exchange Act.

         Security Ownership of Certain Beneficial Owners and Management. The following table presents certain information regarding the beneficial ownership of common stock as of October 31, 2003 by (i) each person who is known by us to own beneficially more than five percent of the outstanding shares of common stock, (ii) each of our directors, (iii) our chief executive officer and the other named executive officer and (iv) all directors and executive officers as a group. Except as described below, each of the persons listed in the table has sole voting and investment power with respect to the shares listed.

                                                               AMOUNT AND
                                                               NATURE OF
                                                               BENEFICIAL
                                                              OWNERSHIP OF        PERCENTAGE
             NAME OF BENEFICIAL OWNER                        COMMON STOCK(1)      OF CLASS(2)
             ------------------------                        ---------------      -----------
Petrus Fund, L.P.
     12377 Merit Dr., Suite 1700
     Dallas, Texas 75251 .............................        755,793(3)             6.6%

Peter M. Collery and Neil H. Koffler
     420 Lexington Avenue, Suite 2601
     New York, New York 10170 ........................        583,743(4)             5.1%

Lloyd M. Bentsen, III ................................         34,000(5)               *

Steven Blasnik .......................................        869,396(6)             7.5%

Joseph S. Podolski ...................................        340,181(7)             2.9%

Martin P. Sutter .....................................        284,828(8)             2.5%

Timothy McInerney ....................................        100,833(9)             1.0%

Louis Ploth ..........................................        130,497(10)            1.1%

All directors and executive officers
     as a group (6 persons) ..........................      1,759,735(5)-(10)       14.5%

----------

 *    Does not exceed one percent.

(1) Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by such persons.

(2) In accordance with the rules of the Securities and Exchange Commission, each beneficial owner's percentage ownership assumes the exercise or conversion of all options, warrants and other convertible securities held by such person and that are exercisable or convertible within 60 days after October 31, 2003.

(3)   Based on information provided to us by Petrus Fund, L.P.

(4) Based on information contained in a Schedule 13G filed on May 9, 2003 on behalf of SC Fundamental Value Fund, L.P., SC Fundamental LLC, SC-BVI Partners, PMC-BVI, Inc., SC Fundamental Value BVI, Inc., SC Fundamental Value BVI, Ltd., Peter M. Collery and Neil H. Koffler. Pursuant to information contained in the filing, Messrs. Collery and Koffler share voting and dispositive power with respect to all of the shares listed above as a result of their relationship with SC Fundamental Value Fund, L.P., which has sole voting and dispositive power with respect to 261,234 shares and SC Fundamental Value BVI, Ltd., which has sole voting and dispositive power with respect to 322,509 shares.

(5)   Includes 34,000 shares issuable upon exercise of options.

(6) Includes (i) 755,793 shares of common stock which may be deemed to be beneficially owned by Mr. Blasnik by virtue of his affiliation with Petrus Fund, L.P. and (ii) 113,603 shares of common stock issuable upon the exercise of options. Mr. Blasnik disclaims beneficial ownership of the shares owned by Petrus Fund, L.P.

(7) Includes (i) 300 shares of common stock which are held by certain of Mr. Podolski's family members and (ii) 248,000 shares of common stock issuable upon the exercise of options. Mr. Podolski disclaims beneficial ownership of the shares owned by his family members.

(8) Includes (i) 115,029 shares of common stock which may be deemed to be beneficially owned by Mr. Sutter by virtue of his affiliation with Essex Woodlands Health Ventures III, L.P., (ii) 100,000 shares of common stock issuable upon the exercise of options and (iii) 524 shares of common stock which are held by certain of Mr. Sutter's family members. Mr. Sutter disclaims beneficial ownership of the shares owned by Essex Woodlands Health Ventures III, L.P. and by his family members.

(9) Includes (i) 66,500 shares of common stock issuable upon the exercise of options and (ii) 3,131 shares of common stock which are held by certain of Mr. McInerney's family members. Mr. McInerney disclaims beneficial ownership of the shares owned by his family members.

(10) Includes 100,700 shares of common stock issuable upon the exercise of options.

SECTION 17. LEGAL MATTERS; REGULATORY APPROVALS.

         Except as otherwise described in this document, we are not aware of any license or regulatory permit material to its business that would be adversely affected by its acquisition of Shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative, or regulatory authority, or agency, domestic, foreign, or supranational, that would be required for its acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered in response to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial cost or conditions, or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

         Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. Our acquisition of Shares pursuant to the Offer, however, is not subject to such requirements.

         State Takeover Laws. We are incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who beneficially owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof that beneficially owned 15% or more of the outstanding voting stock of the corporation at any time within the past three years) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of 3 years following the date such person became an interested stockholder unless, among other things, prior to the date the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. We believe that the restrictions contained in
Section 203 of the DGCL applicable to a "business combination" will not apply to the Offer.

         Litigation. To our best knowledge, no lawsuits have been filed relating to the Offer.

         Our obligation to accept for payment and pay for Shares under the Offer is subject to conditions. See "Section 10. Conditions of the Offer."

                                  MISCELLANEOUS

         This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of October 31, 2003 and will be furnished to brokers, dealers, commercial banks, and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

         No arrangements have been made in connection with the Offer to grant unaffiliated stockholders access to our corporate files nor to provide any such stockholder counsel or appraisal services at our expense.

         Pursuant to Rules 12e-3 and 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO that contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in "Section 14. Information About Zonagen" with respect to information concerning us.

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

November 19, 2003                ZONAGEN, INC.

                             ADDITIONAL INFORMATION

         If you have questions about the terms of the Offer, you should contact Joseph Podolski, President and Chief Executive Officer, or Louis Ploth, Chief Financial Officer, by mail at 2408 Timberloch Place, Suite B-10, The Woodlands, Texas, 77380, or by telephone at (281) 719-3400.

         If you have questions about the Letter of Transmittal or the procedures for tendering Shares, contact Computershare Trust Company, Inc., the Depository, by mail at P.O. Box 1596, Denver, CO 80201-1596 or by telephone at 1 (303) 262-0600, ext. 4732.

         The Depository for the Offer is:

                        COMPUTERSHARE TRUST COMPANY, INC.

       By Mail:                                            By Hand:
    P.O. Box 1596                                         350 Indiana
Denver, CO 80201-1596                                      Suite 800
                                                       Golden, CO 80401

         The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company, or nominee to the Depository at one of its addresses set forth above.

         Any questions or requests for assistance may be directed to us or the Depository at our respective telephone number and address set forth above. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be directed to us at the telephone number and address set forth above. You may also contact your broker, dealer, commercial bank, trust company, or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depository.